EXHIBIT 2.2

 Execution Version

PURCHASE AND SALE AGREEMENT

BY AND BETWEEN

BG US PRODUCTION COMPANY, LLC

as Seller

and

EXCO OPERATING COMPANY, LP

as Buyer

February 14, 2013

TABLE OF CONTENTS
Page

ARTICLE I DEFINITIONS AND INTERPRETATION		1
1.1	Defined Terms	1
1.2	References and Rules of Construction	13
ARTICLE II PURCHASE AND SALE		13
2.1	Purchase and Sale	13
2.2	Excluded Assets	15
2.3	Revenues and Expenses	15
2.4	EXCO Parent Guaranty; EXCO Parent Authority	16
ARTICLE III CONSIDERATION		17
3.1	Consideration	17
3.2	Deposit	17
3.3	Adjustments to Purchase Price	17
3.4	Preliminary Settlement Statement	18
3.5	Final Settlement Statement	19
3.6	Disputes	19
3.7	Adjustment for Final Settlement Statement	20
3.8	Allocated Values	20
3.9	Additional Consideration	20
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SELLER		21
4.1	Organization, Existence	21
4.2	Authorization	21
4.3	No Conflicts	21
4.4	Transfer Restrictions	22
4.5	Bankruptcy	22
4.6	Foreign Person	22
4.7	Broker’s Fees	22
4.8	Claims and Litigation	22
4.9	No Conveyances	23
4.10	Partnerships; Taxes	23
4.11	Applicable Contracts	23
ARTICLE V BUYER’S REPRESENTATIONS AND WARRANTIES		23
5.1	Organization; Existence	23
5.2	Authorization	23
5.3	No Conflicts	24
5.4	Bankruptcy	24
5.5	Accredited Investor	24
5.6	Broker’s Fees	24
5.7	Claims and Litigation	24
5.8	Financing	25
5.9	Independent Evaluation	25

i

ARTICLE VI CERTAIN AGREEMENTS		25
6.1	Conduct of Business	25
ARTICLE VII BUYER’S CONDITIONS TO CLOSING		26
7.1	Representations	26
7.2	Performance	26
7.3	No Legal Proceedings	26
7.4	Certain Other Documents	27
7.5	Closing Deliverables	27
ARTICLE VIII SELLER’S CONDITIONS TO CLOSING		27
8.1	Representations	27
8.2	Performance	27
8.3	No Legal Proceedings	27
8.4	Certain Other Documents	27
8.5	Closing Deliverables	27
ARTICLE IX CLOSING		28
9.1	Date of Closing	28
9.2	Place of Closing	28
9.3	Closing Obligations	28
9.4	Records/Cooperation Regarding Depth Severance	29
ARTICLE X DISCLAIMERS		29
10.1	Disclaimers	29
ARTICLE XI CASUALTIES; TRANSFER RESTRICTIONS		31
11.1	Casualty or Condemnation Loss	31
11.2	Consents to Assign	31
11.3	Preferential Purchase Rights	32
11.4	MUIs	33
ARTICLE XII ASSUMPTION; SURVIVAL, INDEMNIFICATION		34
12.1	Assumption by Buyer	34
12.2	Indemnities of Seller	35
12.3	Indemnities of Buyer	35
12.4	Limitation on Liability	35
12.5	Express Negligence	36
12.6	Exclusive Remedy	36
12.7	Indemnification Procedures	37
12.8	Survival	39
12.9	Non-Compensatory Damages	39
12.10	Exclusion of Certain Matters	39
ARTICLE XIII TERMINATION, DEFAULT AND REMEDIES		39
13.1	Right of Termination	39
13.2	Failure to Close and Remedies	40
13.3	Effect of Termination	40

ARTICLE XIV MISCELLANEOUS		40
14.1	Exhibits and Schedules	40
14.2	Taxes	40
14.3	Assignment	42
14.4	Preparation of Agreement	42
14.5	Publicity	42
14.6	Notices	43
14.7	Further Cooperation	44
14.8	Filings, Notices and Certain Governmental Approvals	44
14.9	Entire Agreement	45
14.10	Parties in Interest	45
14.11	Amendment	45
14.12	Waiver; Rights Cumulative	45
14.13	Governing Law; Jurisdiction; Venue; Jury Waiver	45
14.14	Arbitration.	46
14.15	Expert Determination	47
14.16	Expenses	48
14.17	Severability	48
14.18	Counterparts	48

LIST OF EXHIBITS AND SCHEDULES

Exhibits

Exhibit A-1(A)	―	TX Leases
Exhibit A-1(B)	―	LA Leases
Exhibit A-2	―	Wells
Exhibit B	―	Form of Assignment and Bill of Sale
Exhibit C	―	Excluded Assets
Exhibit D	―	Exhibit Omitted
Exhibit E-1	―	Form of Royalty Deed
Exhibit E-2	―	Form of Royalty Deed
Exhibit F	―	Form of Assignment and Assumption Agreement

Schedules

Schedule 3.8	―	Allocated Values
Schedule 4.3	―	No Conflicts
Schedule 4.11	―	Contracts
Schedule 6.1	―	Conduct of Business

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (as may be amended, restated, supplemented or otherwise modified from time to time, this “Agreement”) is entered into the 14th day of February 2013 (the “Execution Date”), among EXCO OPERATING COMPANY, LP, a Delaware limited partnership (“Buyer”), and BG US PRODUCTION COMPANY, LLC, a Delaware limited liability company (“Seller”).  Buyer and Seller may be referred to collectively as the “Parties” or individually as a “Party”.

RECITALS

WHEREAS, Seller owns certain oil and gas interests located in east Texas and north Louisiana as further described below; and

WHEREAS, Seller desires to sell and deliver to Buyer, and Buyer desires to purchase and accept from Seller the Assets (as hereinafter defined) on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, for and in consideration of the mutual promises contained herein, the benefits to be derived by each Party, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

1.1           Defined Terms.  Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 1.1.

“AAA” shall have the meaning set forth in Section 14.14(b).

“AAA Rules” shall have the meaning set forth in Section 14.14(b).

“Accounting Arbitrator” shall have the meaning set forth in Section 3.6.

“Adjusted Purchase Price” shall have the meaning set forth in Section 3.3.

“AFE” shall mean any authorization for expenditures or other request for capital commitments related to any operations on the Assets.

“Affiliate” shall mean, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.  The term “control” and its derivatives with respect to any Person means the possession, directly or indirectly, of the power to exercise or determine the voting of more than 50% of the voting shares in a corporation, and in the case of any other type of entity, the right to exercise or determine the voting of more than 50% of the equity interests having voting rights, or otherwise to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

“Agreement” shall have the meaning set forth in the first paragraph herein.

“Allocated Value” with respect to any Asset, shall have the meaning set forth in Section 3.8.

“Applicable Contracts” shall mean all Contracts to which Seller is a party or in which it otherwise holds an interest and (a) by which the Assets are bound or (b) that primarily relate to the Assets and, in each case, that will be binding on the Assets or Buyer after the Effective Time, including, without limitation, farmin and farmout agreements; bottomhole agreements; crude oil, condensate, and natural gas purchase and sale, gathering, transportation, and marketing agreements; hydrocarbon storage agreements; acreage contribution agreements; operating agreements; balancing agreements; pooling declarations or agreements; unitization agreements; processing agreements; crossing agreements and other similar contracts and agreements.

“Arm’s Length Transaction” shall mean a Transfer of an asset for the Cash Value of such asset.

“Asset Taxes” shall mean ad valorem, property, excise, severance, production or similar taxes (including any interest, fine, penalty or additions to tax imposed by a Governmental Authority in connection with such taxes) based upon operation or ownership of the Assets or the production of Hydrocarbons therefrom but excluding, for the avoidance of doubt, income, capital gains or franchise taxes.

“Assets” shall have the meaning set forth in Section 2.1.

“Assignment” shall mean the Assignment and Bill of Sale from Seller to Buyer, pertaining to the Assets, substantially in the form attached to this Agreement as Exhibit B.

“Assignment and Assumption Agreement” shall mean that certain Assignment and Assumption Agreement from EXCO to MLP LLC substantially in the form of Exhibit F.

“Assumed Obligations” shall have the meaning set forth in Section 12.1.

“BG” shall mean BG US Production Company, LLC and such term may refer to such Person in its capacity as Seller or otherwise.

“Business Day” shall mean a day (other than a Saturday or Sunday) on which commercial banks in Texas are generally open for business, provided that if Business Days are used to calculate periods in which a Party must make a payment hereunder, “Business Day” shall mean any day other than Saturday or Sunday on which banking institutions in Dallas, Texas and London, England are generally open for business.

“Buyer” shall have the meaning set forth in the first paragraph herein.

“Buyer Indemnified Parties” shall have the meaning set forth in Section 12.2.

“Cash Consideration” shall mean all cash and cash equivalents received by EXCO or any of its Affiliates (other than MLP LLC) for the sale or transfer of all or a portion of the Assets.

“Cash Transfer” shall mean a Transfer where one hundred percent of the value received or to be received for a particular Asset is in the form of Cash Consideration.

“Cash Value” shall mean the market value (expressed in U.S. dollars) of all or a portion of an Asset, based upon the cash amount that a willing buyer would pay a willing seller in an arm’s length transaction.

“Change in Control” shall mean any direct or indirect change in Control of a Person (whether through merger, sale of shares or other equity interests, or otherwise), through a single transaction or series of related transactions, from one or more transferors to one or more transferees; provided, however, that for purposes hereof, a “Change in Control” shall not include a change in Control of a Person (a) resulting from a management-led buyout of the public share ownership of such Person and conversion of such Person to a privately-held company, (b) resulting in ongoing control by a Wholly-Owned Affiliate of the ultimate parent company of such Person, or (c) created by a change in Control of the ultimate parent company of such Person.

“Claim” shall have the meaning set forth in Section 12.7(b).

“Claim Notice” shall have the meaning set forth in Section 12.7(b).

“Closing” shall have the meaning set forth in Section 9.1.

“Closing Date” shall have the meaning set forth in Section 9.1.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Consideration” shall mean, with respect to any Transfer under Section 3.9, the Cash Consideration for, or the Cash Value of, the Assets Transferred, as applicable under that Section, adjusted in either case from the applicable effective date under the relevant Transfer agreement to the Effective Time using the adjustment mechanism set out in Sections 3.3(a)(i) and (ii) and Sections 3.3(b)(i) and (iii).

“Contract” shall mean any written or oral contract, agreement, agreement regarding indebtedness, lease, mortgage, license agreement, purchase order, commitment, letter of credit or any other legally binding arrangement, excluding, however, any TX/LA Lease, easement, right-of-way, Permit or other instrument (other than acquisition or similar sales or purchase agreements) creating or evidencing an interest in the Assets that constitute real or immovable property.

“Customary Post Closing Consents” shall mean the consents and approvals from Governmental Authorities for the assignment of the Assets to Buyer that are customarily obtained after the assignment of properties similar to the Assets.

“Deep Depths” shall mean (with respect to oil and gas interests and otherwise) those subsurface depths other than the Shallow Depths.

“Dispute” shall mean any dispute, controversy, or claim (of any and every kind or type, whether based on contract, tort, statute, regulation, or otherwise) arising out of, relating to, or connected with this Agreement, or the transactions contemplated hereby, including but not limited to any dispute, controversy or claim concerning the existence, validity, interpretation, performance, breach, or termination of this Agreement or the relationship of the Parties arising out of this Agreement or the transactions contemplated hereby; provided, however, “Dispute” shall not include any matter under this Agreement that is expressly referred to the expert determination procedures set forth in Section 3.6, Section 14.2(e) or Section 14.15.

“Dispute Notice” shall have the meaning set forth in Section 3.5.

“Effective Time” shall mean 12:01 a.m. (Central Time) on January 1, 2013.

“Employees” shall mean all employees of Seller or any of its Affiliates employed (now or in the past), with respect to their period of employment (or their hiring or termination of employment) by Seller or any such Affiliate.

“Employee Benefit Plans” shall mean any employee pension benefit plan, as defined in Section 3(2) of ERISA, any employee welfare benefit plan as defined in Section 3(1) of ERISA, any plans that would be employee pension benefit plans or employee welfare benefit plans if they were subject to ERISA, such as any stock bonus, stock option, stock purchase, stock appreciation rights, phantom stock or other stock plan, deferred compensation plan and any bonus or incentive compensation plan.

“Encumbrance” shall mean any lien, mortgage, security interest, defect, irregularity, pledge, charge or encumbrance.

“Environmental Laws” shall mean all applicable federal, state, and local laws in effect as of the date of this Agreement, including common law, relating to the protection of the public health, safety, welfare, and the environment, including, without limitation, those laws relating to the storage, handling, and use of chemicals and other Hazardous Substances, those relating to the generation, processing, treatment, storage, transportation, disposal, or other management thereof.  The term “Environmental Laws” does not include good or desirable operating practices or standards that may be employed or adopted by other oil and gas well operators or recommended by a Governmental Authority.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Liability” shall mean any Liability attributable to or arising out of (a) Seller’s or its Affiliates’ employment relationship with the Employees prior to Closing, (b) Seller's or its Affiliates’ Employee Benefit Plans applicable to the Employees, and (c) Seller’s or its Affiliates’ responsibilities under ERISA respecting Employee Benefit Plans applicable to the Employees.

“Excess Cash Price” shall mean with respect to a Transfer by Buyer, EXCO Parent or any Affiliate of Buyer (other than MLP LLC) of: (a) all of the Assets, the positive difference, if any, between (i) the Consideration received for the Transfer of such Assets and (ii) the Adjusted Purchase Price; and (b) any Asset, the positive difference, if any, between (x) the Consideration received for such the Transfer of such Asset and (y) the Allocated Value of such Asset pursuant to this Agreement.

“Excluded Assets” shall mean: (a) the Excluded Records; (b) all claims and causes of action of Seller arising under or with respect to any Contract relating to the Assets that are attributable to the period of time prior to the Effective Time (including claims for adjustments or refunds but excluding Imbalances), in each case, to the extent relating to matters that are not Assumed Obligations; (c) BG’s claims against EXCO and its Affiliates related to EXCO’s unused firm transportation deductions from BG’s working interest proceeds of production from the Assets, for the period prior to the Effective Time; (d) all rights and interests of Seller (i) under any policy or agreement of insurance, (ii) under any bond and (iii) to any insurance proceeds (except to the extent relating to the Assumed Obligations) or condemnation proceeds or awards arising, in each case, from acts, omission or events, or damage to or destruction of the Assets prior to the Effective Time; (e) any tax refunds of, tax credits attributable to or tax carry-forward amounts with respect to taxes that are not Assumed Obligations; (f) all geophysical and other seismic and related technical data and information relating to the Assets; (g) all proprietary computer software, patents, trade secrets, copyrights, names, trademarks, logos and other intellectual property; (h) all data relating to the Assets that cannot be disclosed to Buyer as a result of confidentiality arrangements under agreements with Third Parties (provided that Seller has used its commercially reasonable efforts, with the assistance of Buyer, to obtain a waiver of any such confidentiality restriction); (i) all interests in Applicable Contracts to the extent (and only to the extent) applicable to properties or interests other than the TX/LA Properties or the production of Hydrocarbons from properties or interests other than the TX/LA Properties; (j) all assets held by a JV Company and any ownership interest in any JV Company; (k) subject to the Moran Royalty Deed, any fee mineral interests, mineral servitudes, non-participating royalty interests, lessor royalties, and any other oil, gas and/or mineral interests that are derived from a fee mineral interest, other than a lessee interest in oil, gas and/or mineral leases and the interests derived from them, that are not otherwise excluded hereunder, (l) any asset (including oil, gas and/or mineral leases, wells, mineral interests, surface rights, equipment, facilities, personal property or contracts related thereto) to the extent such asset is located in Marion, Shelby, San Augustine, or Nacogdoches Counties, Texas, or Bossier or Webster Parishes, Louisiana; (m) all surface fee interests, including any current interest in, or current right to acquire an interest in, those interests described on Exhibit C; (n) all gathering, transportation and other agreements between Seller (or any of its Affiliates) and TGGT Holdings, LLC or any of its controlled Affiliates (including TGG Pipeline, Ltd. and Talco Midstream Assets, Ltd.), and (o) any of the Assets excluded from the transactions contemplated hereunder pursuant to Sections 11.2 or 11.3.

“Excluded Liabilities” shall mean all obligations and liabilities, known or unknown, relating to, arising out of or resulting from (a) ERISA Liabilities, (b) Seller Debt Instruments, (c) any Excluded Asset, (d) Income Tax Liability, (e) Franchise Tax Liability, (f) any Liability of Seller or its Affiliates under any Hedge Contract, and/or (g) obligations to pay any royalties, overriding royalties and other interest owners’ revenues or proceeds attributable to sales of Hydrocarbons produced from the Assets prior to the Effective Time.

“Excluded Records” shall mean: (a) all corporate, financial and legal records of Seller that relate to its business generally (whether or not relating to the Assets), (b) any records to the extent disclosure is restricted by any Third Party license or other Contract or applicable Law and such restriction is not waived by the applicable holder thereof, (c) computer software, (d) all internal and third party reserve reports, valuations, summaries, studies or similar records, (e) all legal records and legal files of Seller, including those that are protected by attorney-client, work product or similar privilege (other than copies of (i) title opinions and (ii) Contracts), (f) personnel records, (g) books, records or documents relating to taxes that are not Assumed Obligations, (h) any records with respect to the other Excluded Assets, (i) information relating to potential sales of the Assets; (j) all other files, records, maps, information, and data, whether written or electronically stored, relating to the Assets, including: (i) land and title records (including abstracts of title, title opinions, and title curative documents); (ii) contract files; (iii) correspondence; (iv) operations, environmental, production, and accounting records; and (v) production, facility and well records and data, in each case, other than the Records; and (k) copies of the Records.

“EXCO” shall mean EXCO Operating Company, LP. and such term may refer to such Person in its capacity as Buyer or otherwise.

“EXCO Parent” shall mean EXCO Resources, Inc., a Texas corporation.

“Final Purchase Price” shall have the meaning set forth in Section 3.5.

“Final Settlement Statement” shall have the meaning set forth in Section 3.5.

“Franchise Tax Liability” shall mean any tax imposed by a state on Seller’s or any of its Affiliates’ gross or net income and/or capital for the privilege of engaging in business in that state that was or is attributable to Seller’s or any of its Affiliates’ ownership of an interest in the Assets.

“GAAP” shall have the meaning set forth in Section 3.3.

“Governmental Authority” shall mean any federal, state, local, municipal or other government; any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power; and any court or governmental tribunal, including any tribal authority having or asserting jurisdiction.

“Guarantor” shall have the meaning set forth in Section 2.4.

“Guaranty” shall have the meaning set forth in Section 2.4.

“Hazardous Substances” shall mean (any pollutants, contaminants, toxics or hazardous or extremely hazardous substances, materials, wastes, constituents, compounds, or chemicals that are regulated by, or may form the basis of liability under, any Environmental Laws, including NORM.

“Hedge Contract” shall mean any Contract to which Seller or any of its Affiliates is a party with respect to any swap, forward, future or derivative transaction or option or similar agreement, whether exchange traded, “over-the-counter” or otherwise, involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions.

“Hydrocarbons” shall mean oil and gas and other hydrocarbons produced or processed in association therewith (whether or not any such item is in liquid or gaseous form), or any combination thereof, and any minerals produced in association therewith.

“Imbalance” shall mean any imbalance at the wellhead between the amount of Hydrocarbons produced from a TX/LA Well and allocated to the interests of Seller therein and the shares of production from the relevant TX/LA Well to which Seller was entitled, or at the pipeline flange between the amount of Hydrocarbons nominated by or allocated to Seller and the Hydrocarbons actually delivered on behalf of Seller at that point.

“Income Tax Liability” shall mean any Liability of Seller or any of its Affiliates attributable to any federal, state, or local income tax measured by or imposed on the net income of Seller or any of its Affiliates that was or is attributable to Seller’s or any of its Affiliates’ ownership of an interest in or the operation of the Assets.

“Indemnified Party” shall have the meaning set forth in Section 12.7(a).

“Indemnifying Party” shall have the meaning set forth in Section 12.7(a).

“Interim Period” shall mean that period of time commencing with the Effective Time and ending at 7:00 a.m. (Central Time) on the Closing Date.

“JDA” shall mean that certain Joint Development Agreement between Buyer and Seller dated August 14, 2009 and subsequently amended by Amendment dated May 19, 2010 and by Amendment dated February 1, 2011 and by the JDA Amendment.

“JDA Amendment” shall mean that certain Amendment to the Joint Development Agreement of even date herewith between EXCO and BG.

“JDA JOA” shall mean that certain Joint Operating Agreement that is referred to in the JDA as the “Joint Development Operating Agreement”.

“JV Company” shall mean Moran Land Company, LLC, Moran Minerals, L.L.C. and Bonchasse Land Company, L.L.C.

“Joint Development Operator” shall have the meaning ascribed to such term in the JDA.

“Knowledge” shall mean with respect to Seller, the actual knowledge of the following Persons: Sheridan Jones, Mike Shelton, Chris Migura, Matt Farrelly and Ernst Den Hartigh.

“LA Leases” shall have the meaning set forth in Section 2.1(a).

“LA Subject Leases” shall have the meaning set forth in Section 2.1(a).

“Law” shall mean any applicable statute, law, rule, regulation, ordinance, order, code, ruling, writ, injunction, decree or other official act of or by any Governmental Authority.

“Leased Assets” shall mean all equipment, machinery, tools, fixtures, inventory, vehicles, office leases, furniture, office equipment and related peripheral equipment, computers, field equipment and related assets that are subject to or currently leased by Seller, and used, or held for use, in connection with the operation of, or the production of Hydrocarbons from, the TX/LA Properties.

“Liabilities” shall mean any and all claims, causes of actions, payments, charges, judgments, assessments, liabilities, losses, damages, penalties, fines or costs and expenses,  including any reasonable fees of attorneys, experts, consultants, accountants, and other professional representatives and legal or other expenses incurred in connection therewith and including liabilities, costs, losses and damages for personal injury, illness or death, property damage, contract claims, torts or otherwise.

“Material Adverse Effect” shall mean any change, inaccuracy, effect, event, result, occurrence, condition or fact (for the purposes of this definition, each, an “event”) (whether foreseeable or not and whether covered by insurance or not) that has had or would be reasonably likely to have, individually or in the aggregate with any other event or events, a material adverse effect on the ownership, use, operation or value of the Assets, taken as a whole; provided, however, that Material Adverse Effect shall not include such material adverse effects resulting from (a) general changes in oil and gas prices; (b) general changes in industry, economic or political conditions or markets; (c) changes in conditions or developments generally applicable to the oil and gas industry, in any area or areas where the Assets are located; (d) acts of God, including hurricanes and storms; (e) acts or failures to act of Governmental Authorities; (f) civil unrest or similar disorder, terrorist acts or changes in Laws; (g) effects or changes that are cured or no longer exist by the earlier of the Closing and the termination of this Agreement pursuant to Section 13.1(a), without cost to Buyer; and (h) changes resulting from the announcement of the transactions contemplated hereby or the performance of the covenants set forth in Article VI hereof.

“MLP LLC” shall mean EXCO/HGI JV Assets, LLC, a Delaware limited liability company, or its subsidiary.

“Moran Royalty Deed” shall mean collectively the Royalty Deeds substantially in the forms attached to this Agreement as Exhibit E-1 and Exhibit E-2.

“MUI” shall have the meaning set forth in Section 4.4.

“NORM” shall mean naturally occurring radioactive material.

“Obligations” shall have the meaning set forth in Section 2.4.

“Operating Expenses” shall mean all operating expenses (including costs of insurance charged to the joint account and Asset Taxes) and capital expenditures incurred in the ownership and operation of the Assets in the ordinary course of business, where applicable, in accordance with the relevant operating or unit agreement, if any, any overhead costs charged to the Assets under the relevant operating agreement or unit agreement, if any, and Technical Services Costs and any additional overhead amounts charged to the Assets under Section 3.12 of the JDA, but excluding Liabilities attributable to (a) Liabilities for personal injury or death, property damage (other than damage to structures, fences, irrigation systems and other fixtures, crops, livestock and other Personal Property in the ordinary course of business), torts, breach of contract (other than failure to make payments under the terms of a contract) or violation of any Law (or private rights of action under any Law), (b) obligations to plug wells, dismantle or decommission facilities, close pits and restore the surface around such wells, facilities and pits, (c) environmental Liabilities, including obligations to remediate any contamination of groundwater, surface water, soil, sediments or Personal Property under applicable Environmental Laws, (d) obligations with respect to Imbalances, (e) obligations to pay working interests, royalties, overriding royalties or other interest owners revenues or proceeds attributable to sales of Hydrocarbons relating to the Assets, including those held in suspense, (f) obligations with respect to Hedge Contracts, and (g) claims for indemnification or reimbursement from any Third Party with respect to costs of the type described in preceding clauses (a) through (f), whether such claims are made pursuant to contract or otherwise.

“Party” and “Parties” shall have the meaning given such terms in the first paragraph herein.

“Permit” shall mean any permits, approvals or authorizations by, or filings with, any Governmental Authority.

“Permitted Encumbrances” shall mean:

(a)           the terms and conditions of the TX/LA Leases and all royalties and any overriding royalties, net profits interests, free gas arrangements, production payments, reversionary interests and other similar burdens on production to the extent that the net cumulative effect of such burdens does not reduce Seller’s net revenue interest below that shown in Schedule 3.8 or increase Seller’s working interest above that shown in Schedule 3.8 without a proportionate increase in the net revenue interest of Seller;

(b)           all unit agreements, pooling agreements, operating agreements, Hydrocarbon production sales contracts, division orders, and other contracts, agreements and instruments applicable to the Assets, to the extent that the net cumulative effect of such instruments does not reduce Seller’s net revenue interest below that shown in Schedule 3.8 or increase Seller’s working interest above that shown in Schedule 3.8 without a proportionate increase in the net revenue interest of Seller;

(c)           preferential rights to purchase, Third Party consents to assignment and similar transfer restrictions;

(d)           liens for Taxes or assessments not yet due and payable or not yet delinquent or, if delinquent, being contested in good faith in the ordinary course of business by appropriate actions;

(e)           excepting circumstances where such rights have already been triggered, conventional rights of reassignment upon final intention to abandon or release any of the Assets;

(f)           liens created under leases and/or operating agreements or by operation of Law in respect of obligations that are not yet due;

(g)           rights of a common owner of any interest in rights-of-way or easements currently held by Seller and such common owner as tenants in common or through common ownership to the extent that the same does not materially impair the use or operation of the Assets as currently used and operated;

(h)           zoning and planning ordinances and municipal regulations;

(i)           vendor’s, carrier’s, warehouseman’s, workman’s, construction, materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s and other similar liens or charges arising in the ordinary course of business for amounts not yet delinquent (including any amounts being withheld as provided by Law);

(j)           all rights to consent by, required notices to, filings with, or other actions by Governmental Authorities in connection with the sale or assignment of the Assets or interests therein if they are not required or customarily obtained in the region where the Assets are located prior to the sale or conveyance, including Customary Post-Closing Consents;

(k)           easements, rights-of-way, servitudes, Permits, surface leases, surface conditions or restrictions and other rights in respect of surface operations that do not materially prevent or materially, adversely affect operations as currently conducted on the Assets;

(l)           calls on production under existing Contracts;

(m)           gas balancing and other production balancing obligations and obligations to balance or furnish make-up Hydrocarbons under Hydrocarbon sales, gathering, processing or transportation Contracts;

(n)           all rights reserved to or vested in any Governmental Authorities to control or regulate any of the Assets in any manner or to assess taxes with respect to the Assets, the ownership, use or operation thereof, or revenue, income or capital gains with respect thereto, and all obligations and duties under all applicable Laws of any such Governmental Authority or under any franchise, grant, license or Permit issued by any Governmental Authority;

(o)           any lien, charge or other encumbrance on or affecting the Assets that is discharged by Seller at or prior to Closing;

(p)           all Applicable Contracts described in Section 4.11, along with any liens, charges or Encumbrances expressly created by such Applicable Contracts, to the extent that the net cumulative effect of such burdens does not reduce Seller’s net revenue interest below that shown in Schedule 3.8 or increase Seller’s working interest above that shown in Schedule 3.8 without a proportionate increase in the net revenue interest of Seller;

(q)           any other Contract, lien, charge, Encumbrance, defect or irregularity with respect to which EXCO, MLP LLC or any of their respective Affiliates is a party or is bound, or by which their respective property is also bound, except to the extent created by BG or any of its Affiliates; and

(r)           any other liens, charges, Encumbrances, defects or irregularities that (i) do not, individually or in the aggregate, materially interfere with the use or ownership of the Assets subject thereto or affected thereby (as currently used or owned) and (ii) do not reduce Seller’s net revenue interest below that shown in Schedule 3.8 or increase Seller’s working interest above that shown in Schedule 3.8 without a proportionate increase in the net revenue interest of Seller.

“Person” shall mean any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Authority or any other entity.

“Personal Property” shall have the meaning set forth in Section 2.1(i).

“Pre-Closing Asset Tax Return” shall have the meaning set forth in Section 14.2(c).

“Preliminary Settlement Statement” shall have the meaning set forth in Section 3.4.

“Purchase Price” shall have the meaning set forth in Section 3.1.

“Records” shall mean copies of the Applicable Contracts set forth in Schedule 4.11.

“Seller” shall have the meaning set forth in the first paragraph herein.

“Seller Debt Instruments” shall mean any agreement for borrowed money of Seller or its Affiliates and any guarantee by Seller or any of its Affiliates of another Person’s payment obligations in favor of a third Person.

“Seller Indemnified Parties” shall have the meaning set forth in Section 12.3.

“Shallow Depths” shall mean (with respect to oil and gas interests and otherwise) from the surface of the earth down to the stratigraphic equivalent of the base of the Cotton Valley formation at a measured depth of 9,650’, as identified by the Jonesville North A-17 well, API No. 42203343000000, recognizing that actual depth will vary across the lands covered by the TX/LA Leases.

“Shared Assets Agreement” shall mean that certain Shared Assets Agreement of even date herewith among MLP LLC, BG and EXCO.

“Soft Consent” shall have the meaning set forth in Section 11.2(d).

“Straddle Period” shall mean any tax period beginning before and ending on or after the Effective Time.

“Tax Partnership” shall have the meaning set forth in Section 14.2(f).

“Tax Purchase Price Allocation” shall have the meaning set forth in Section 14.2(e).

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, election, estimated Tax filing, claim for refund or other document (including any attachments thereto and amendments thereof) with respect to any Tax.

“Taxes” means all federal, state, local, and foreign income, profits, franchise, sales, use, ad valorem, property, severance, production, excise, stamp, documentary, real property transfer or gain, gross receipts, goods and services, registration, capital, transfer, or withholding taxes or other assessments, duties, fees or charges imposed by any Governmental Authority, including any interest, penalties or additional amounts that may be imposed with respect thereto.

“Technical Services Costs” shall have the meaning given to that term in the JDA.

“Termination Date” shall have the meaning set forth in Section 13.1(a).

“Third Party” shall mean any Person other than (a) EXCO or BG, (b) an Affiliate of EXCO or BG, (c) MLP LLC or (d) an Affiliate of MLP LLC.

“Transaction Documents” shall mean those documents executed pursuant to or in connection with this Agreement.

“Transfer” shall mean any direct or indirect transfer, sale, assignment, or other disposition by a Person of an Asset or any part of an Asset, whether voluntary or involuntary, including any such direct or indirect transfer, sale, assignment, or other disposition accomplished by foreclosure or by the Change in Control of an Affiliate of such Person.

“Treasury Regulations” shall mean the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code.  All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute, proposed or final Treasury Regulations.

“TX/LA Leases” shall have the meaning set forth in Section 2.1(a).

“TX/LA Properties” shall have the meaning set forth in Section 2.1(d).

“TX/LA Units” shall have the meaning set forth in Section 2.1(b).

“TX/LA Wells” shall have the meaning set forth in Section 2.1(c).

“TX Leases” shall have the meaning set forth in Section 2.1(a).

“TX Subject Leases” shall have the meaning set forth in Section 2.1(a).

“UPCA” shall mean that certain Unit Purchase and Contribution Agreement, dated November 5, 2012, as amended, among EXCO, EXCO Parent, MLP LLC, and HGI Energy Holdings, LLC, a Delaware limited liability company.

“Wholly-Owned Affiliate” shall mean, with respect to any Party, an Affiliate of such Party that is wholly owned, directly or indirectly by the ultimate parent of such Party.

1.2           References and Rules of Construction.  All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise.  Titles appearing at the beginning of any Articles, Sections, subsections and other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof.  The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular Article, Section, subsection or other subdivision unless expressly so limited.  The words “this Article,” “this Section,” and “this subsection,” and words of similar import, refer only to Article, Section or subsection hereof in which such words occur.  The word “including” (in its various forms) means including without limitation.  All references to “$” or “dollars” shall be deemed references to United States dollars.  Each accounting term not defined herein will have the meaning given to it under GAAP as interpreted as of the date of this Agreement.  Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.  Exhibits and Schedules referred to herein are attached to and by this reference incorporated herein for all purposes.

ARTICLE II
PURCHASE AND SALE

2.1           Purchase and Sale.  Subject to the terms and conditions of this Agreement, Seller agrees to sell, and Buyer agrees to purchase and pay for all of Seller’s right, title and interest in and to the following assets and properties (less and except for the Excluded Assets, such interests in such assets and properties described in (a) through (l) of this Section shall be referred to herein collectively as the “Assets”):

(a)           (i) the oil, gas and/or mineral leases that are identified in Exhibit A-1(A) (the “LA Subject Leases”), INSOFAR AND ONLY INSOFAR as Seller’s interests in such LA Subject Leases cover or relate to the Shallow Depths (Seller’s interests in such LA Subject Leases as limited to such depths, the “LA Leases”) and (ii) the oil, gas and/or mineral leases that are identified in Exhibit A-1(B) (the “TX Subject Leases”), INSOFAR AND ONLY INSOFAR as Seller’s interests in such TX Subject Leases cover or relate to the Shallow Depths (Seller’s interests in such TX Subject Leases as limited to such depths, the “TX Leases” and together with the LA Leases, “TX/LA Leases”);

(b)           all unitization and pooling agreements, declarations and orders, and the units created thereby, in each case, to the extent relating to any of the TX/LA Leases and the production of Hydrocarbons therefrom, but in all cases limited to the Shallow Depths (the “TX/LA Units”);

(c)            all oil, gas, water, carbon dioxide or injection wells located on the TX/LA Leases or the TX/LA Units and used, or held for use, used solely in connection with the production of Hydrocarbons from the TX/LA Leases, including the wells shown in Exhibit A-2 (collectively, the “TX/LA Wells”);

(d)           all flowlines, pipelines, gathering systems and appurtenances thereto located on the TX/LA Leases or TX/LA Units and used solely in connection with the ownership or operation of the TX/LA Wells or the production of Hydrocarbons therefrom (such assets, together with the TX/LA Units, the TX/LA Leases and the TX/LA Wells, the “TX/LA Properties”);

(e)           all Applicable Contracts to the extent applicable to the TX/LA Properties or the production of Hydrocarbons therefrom;

(f)           subject to the terms of the Shared Assets Agreement, all easements, Permits, licenses, servitudes, rights-of-way, surface leases and other surface rights used solely in connection with the ownership or operation of the TX/LA Properties or the production of Hydrocarbons therefrom;

(g)           subject to the terms of the Shared Assets Agreement and excluding the assets described in subsection (f) above, concurrent rights with Seller in and to all surface fee interests, easements, Permits, licenses, servitudes, rights-of-way, surface leases and other surface rights used in connection with the ownership or operation of the TX/LA Properties or the production of Hydrocarbons therefrom;

(h)           subject to the terms of the Shared Assets Agreement, to the extent owned by Seller, all equipment, machinery, tools, fixtures and other tangible personal property and improvements (other than the TX/LA Wells and any flowlines, pipelines, gathering systems and appurtenances thereto) located on the TX/LA Properties and used solely in connection with the ownership or operation of the TX/LA Properties or the production of Hydrocarbons therefrom;

(i)           to the extent owned by Seller, but subject to the terms of the Shared Assets Agreement and excluding the assets described in subsection (h) above, concurrent rights with Seller in and to all equipment, machinery, tools, fixtures and other tangible personal property and improvements (other than the TX/LA Wells and any flowlines, pipelines, gathering systems and appurtenances thereto) located on the TX/LA Properties and used in connection with the ownership or operation of the TX/LA Properties or the production of Hydrocarbons therefrom (collectively, together with those Assets described in (h) above, the “Personal Property”);

(j)           subject to the terms of the Shared Assets Agreement, all Leased Assets located on the TX/LA Properties and used solely in connection with the ownership or operation of the TX/LA Properties or the production of Hydrocarbons therefrom;

(k)           subject to the terms of the Shared Assets Agreement and excluding the assets described in subsection (j) above, concurrent rights with Seller in and to all Leased Assets located on the TX/LA Properties and used in connection with the ownership or operation of the TX/LA Properties or the production of Hydrocarbons therefrom;

(l)           all Hydrocarbons produced from or attributable to the TX/LA Leases, the TX/LA Units or the TX/LA Wells at and after the Effective Time;

(m)           subject to Section 11.1, all claims, rights, demands, complaints, causes of action, suits, actions, judgments, damages, awards, fines, penalties, recoveries (including insurance proceeds), settlements, appeals, duties, obligations, liabilities, losses, debts, costs and expenses (including court costs, expert witness fees and reasonable attorneys’ fees) in favor of Seller relating to the TX/LA Properties or any damage thereto or destruction thereof, in each case, to the extent relating to any Assumed Obligation; and

(n)           all Records relating to the ownership or operation of the TX/LA Properties or the production of Hydrocarbons therefrom.

2.2           Excluded Assets.  Seller shall reserve and retain all of the Excluded Assets.

2.3           Revenues and Expenses.

(a)           Except to the extent otherwise taken into account in connection with adjustments to the Purchase Price under Article III, Seller shall remain entitled to all of the rights of ownership (including, without limitation, the right to all production, proceeds of production and other proceeds) and shall remain responsible for all Operating Expenses (and entitled to any refunds with respect thereto), in each case attributable to the Assets for the period of time prior to the Effective Time.  Except to the extent otherwise taken into account in connection with adjustments to the Purchase Price under Article III and subject to the occurrence of the Closing, Buyer shall be entitled to all of the rights of ownership (including, without limitation, the right to all production, proceeds of production, and other proceeds), and shall be responsible for all Operating Expenses (and entitled to any refunds with respect thereto), in each case, attributable to the Assets for the period of time from and after the Effective Time.  All Operating Expenses attributable to the Assets, in each case that are:  (i) incurred prior to the Effective Time shall be paid by or allocated to Seller and (ii) incurred from and after the Effective Time shall be paid by or allocated to Buyer.  “Incurred” shall have the meaning given to that term under GAAP and, to the extent not inconsistent with GAAP, be based upon the applicable operator’s basis for recording charges that has been consistently followed prior to Closing, provided that, notwithstanding the preceding, all costs (regardless of when otherwise incurred) associated with well workovers that are not completed by the Effective Time but that are ongoing as of the Effective Time shall be considered to be incurred from and after the Effective Time.

(b)           Buyer will pay to Seller any and all revenues and other proceeds attributable to the rights of ownership of the Assets received after Closing by Buyer (to the extent not accounted for in the Preliminary Settlement Statement or the Final Settlement Statement) that are attributable to the Assets prior to the Effective Time.  Subject to the occurrence of Closing, Seller will pay to Buyer any and all revenues and other proceeds attributable to the rights of ownership of the Assets received after Closing by Seller (to the extent not accounted for in the Preliminary Settlement Statement or the Final Settlement Statement) that are attributable to the Assets on and after the Effective Time.  The Party responsible for the payment of amounts received shall reimburse the other Party within 5 Business Days after the end of the month in which such amounts were received by the Party responsible for payment and, to the extent paid, such amounts shall not be taken into account for purposes of the Final Settlement Statement.  Notwithstanding the foregoing, this Section 2.3(b) shall not apply to amounts received prior to Closing if such amounts are included, in whole or in part, in the Preliminary Settlement Statement.  Such amounts (to the extent the same differ from the amounts set forth in the Preliminary Settlement Statement) will be accounted for in the Final Settlement

Statement to the extent accounted for by the Parties pursuant to this Section 2.3(b) prior to the date of the Final Settlement Statement.

(c)           Seller will reimburse Buyer for any and all Operating Expenses that are paid after Closing by Buyer (to the extent not accounted for in the Preliminary Settlement Statement or the Final Settlement Statement) and that are attributable to the Assets prior to the Effective Time.  Buyer will reimburse Seller for any and all Operating Expenses that are paid after Closing by Seller (to the extent not accounted for in the Preliminary Settlement Statement or the Final Settlement Statement) and that are attributable to the Assets on and after the Effective Time.  The Party responsible for the payment of such costs and expenses shall reimburse the other Party within 5 Business Days after the end of the month in which the applicable invoice and proof of payment of such invoice were received by the Party responsible for payment and, to the extent paid, such amounts shall not be taken into account for purposes of the Final Settlement Statement.  Notwithstanding the foregoing, this Section 2.3(c) shall not apply to amounts paid prior to Closing if such amounts are included, in whole or in part, in the Preliminary Settlement Statement.  Such amounts (to the extent the same differ from the amounts set forth in the Preliminary Settlement Statement) will be accounted for in the Final Settlement Statement to the extent accounted for by the Parties pursuant to this Section 2.3(c) prior to the date of the Final Settlement Statement.

2.4           EXCO Parent Guaranty; EXCO Parent Authority

For good and valuable consideration, and to induce Seller to enter into this Agreement, EXCO Parent (“Guarantor”) hereby absolutely, unconditionally and irrevocably guarantees to Seller the punctual and complete payment and performance of all EXCO obligations under this Agreement, including EXCO’s continuing obligations as Buyer following any assignment under Section 14.3 (the “Obligations”).  For the avoidance of doubt, in the event this Agreement is assigned to MLP LLC pursuant to Section 14.3, EXCO Parent shall not be guaranteeing the obligations of MLP LLC hereunder.  The guaranty set out in this Section 2.4 (the “Guaranty”) shall remain in full force and effect until Buyer has fully discharged all of the Obligations.  Upon default by Buyer of any of the Obligations, Seller may proceed directly against Guarantor without proceeding against Buyer or any other person or pursuing any other remedy.  Seller may, without notice to, or consent of, Guarantor, (i) extend or alter, together with Buyer, the time, manner, place or terms of payment or performance of the Obligations, (ii) waive, or, together with Buyer, amend the terms of this Agreement, (iii) release Buyer from any or all of the Obligations, or (iv) release any other guaranty or security for the Obligations, without in any way releasing or discharging Guarantor from liability hereunder.  Guarantor waives any defenses (but not rights of set-off or counterclaims) which it may have with respect to the payment of the Obligations, other than defenses that Buyer would have under the terms of this Agreement.  Guarantor further waives notice of the acceptance of this Guaranty, presentment, demand, protest, and notices of protest, nonpayment, default or dishonor of the Obligations.  EXCO Parent represents and warrants that (A) it has the full power and authority to enter into and perform the Guaranty, and (B) there are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by or, to EXCO Parent’s knowledge, threatened against EXCO Parent, and EXCO Parent is not insolvent or generally not paying its debts as they become due.

ARTICLE III
CONSIDERATION

3.1           Consideration.  The consideration for the sale of the Assets as contemplated pursuant to Section 2.1, shall be an amount equal to $132,500,000 to be paid in cash at Closing by Buyer to Seller (the “Purchase Price”), as adjusted pursuant to this Agreement, payable in United States currency by wire transfer in same day funds as and when provided in this Agreement.

3.2           Deposit

(a)          Buyer shall pay to Seller, one Business Day after the Execution Date, the sum of $25,000,000 (such amount, the “Deposit”), which such Deposit shall be paid by wire transfer of immediately available funds to an account specified by Seller in writing.  The Deposit shall be applied toward the Adjusted Purchase Price at the Closing.

(b)           If the transactions contemplated by this Agreement are not consummated on or before the Termination Date because of the breach by Buyer of any of its covenants or agreements hereunder in any material respect, including Buyer’s covenants under Section 9.3, then, in such event, provided that Buyer’s breach is not caused by a material breach of this Agreement by Seller, Seller shall have the option to (i) terminate this Agreement, retain the Deposit as liquidated damages and as Seller’s sole and exclusive remedy (other than Seller’s remedy for breaches by Buyer of Sections 5.6 and 14.16) free of any claims by Buyer thereto or (ii) seek the rights and remedies set forth in Section 13.2.  The Parties agree that Seller’s damages under Section 3.2(b)(i) would be difficult to ascertain and that such liquidated damages are a reasonable approximation of Seller’s damages.

(c)           If this Agreement is terminated by the mutual written agreement of Buyer and Seller, or if the Closing does not occur on or before the Termination Date for any reason other than as set forth in Section 3.2(b), then Buyer shall be entitled to the delivery of the Deposit, free of any claims by Seller with respect thereto and Seller shall pay the Deposit to Buyer by wire transfer of immediately available funds within 5 days of such termination.  Buyer and Seller shall thereupon have the rights and obligations set forth in Section 13.2 and 13.3.

3.3           Adjustments to Purchase Price.  All adjustments to the Purchase Price shall be made (y) in accordance with the terms of this Agreement and, to the extent not inconsistent with this Agreement, in accordance with U.S. generally accepted accounting principles as consistently applied in the oil and gas industry (“GAAP”) and (z) without duplication.  The Purchase Price shall be adjusted as follows, and the resulting amount shall be herein called the “Adjusted Purchase Price”:

(a)           The Purchase Price shall be adjusted upward by the following amounts (without duplication):

(i)           (A) an amount equal to all Operating Expenses and other costs and expenses, except Excluded Liabilities and payments under Section 11.1, paid by Seller that are attributable to the Assets during the Interim Period and (B) all rentals and other lease maintenance payments, in each case, paid by Seller that are attributable to the Assets during the Interim Period;

(ii)           the amount of all Asset Taxes prorated to Buyer in accordance with Section 14.2 but payable by Seller;

(iii)           to the extent that Seller is underproduced as of the Effective Time with respect to the net Imbalances, as complete and final settlement of all such Imbalances, the amount of the Imbalances multiplied by a price of $2.50 per MMBtu; and

(iv)           any other amount provided for elsewhere in this Agreement or otherwise agreed upon in writing by Seller and Buyer as an upward adjustment to the Purchase Price.

(b)           The Purchase Price shall be adjusted downward by the following amounts (without duplication):

(i)           an amount equal to: (A) all proceeds received by Seller attributable to the sale of Hydrocarbons produced from or allocable to the Assets during the Interim Period, net of (x) royalties and other burdens upon, measured by or payable out of proceeds of production attributable thereto and (y) expenses (other than those items adjusted for under Section 3.3(a)(i)(A)) paid by Seller and directly incurred in earning or receiving such proceeds, and any sales, excise or similar taxes or fees payable or incurred in connection therewith not reimbursed to Seller by a Third Party purchaser, and (B) any other net proceeds received by Seller from sales of equipment, materials or other real or Personal Property, attributable to the Assets during the Interim Period;

(ii)           an amount determined pursuant to Section 11.2(c) or Section 11.3(b) for any Assets excluded from the transaction contemplated hereby pursuant to such Section;

(iii)           the amount of all Asset Taxes prorated to Seller in accordance with Section 14.2 but payable by Buyer;

(iv)           to the extent that Seller is overproduced as of the Effective Time with respect to the net Imbalances, as complete and final settlement of all such Imbalances, the amount of the Imbalances multiplied by a price of $2.50 per MMBtu; and

(v)           any other amount provided for elsewhere in this Agreement or otherwise agreed upon in writing by Seller and Buyer as a downward adjustment to the Purchase Price.

3.4           Preliminary Settlement Statement.  Not less than 5 Business Days prior to the Closing, Buyer shall prepare and submit to Seller for review, using the best information available to Buyer, a draft settlement statement (the “Preliminary Settlement Statement”) that shall set forth the Adjusted Purchase Price, reflecting each adjustment made in accordance with this Agreement as of the date of preparation of such Preliminary Settlement Statement and the calculation of the adjustments used to determine such amount.  Within 3 Business Days of receipt of the Preliminary Settlement Statement, Seller will (i) deliver to Buyer a written report containing all changes with the explanation therefor that Buyer proposes to be made to the Preliminary Settlement Statement and (ii) designate Seller’s accounts for the wire transfers of funds as set forth in Section 9.3(d).  The Preliminary Settlement Statement, as agreed upon by the Parties, will be used to adjust the Purchase Price at Closing.  If the Parties cannot agree on the Preliminary Settlement Statement prior to the Closing, the Preliminary Settlement Statement as presented by Buyer will be used to adjust the Purchase Price at Closing.

3.5           Final Settlement Statement.  A final settlement statement (the “Final Settlement Statement”) will be prepared by Buyer, based on actual income and expenses during the Interim Period and which takes into account all final adjustments made to the Purchase Price and shows the resulting final Purchase Price (the “Final Purchase Price”), and delivered to Seller on or before 90 days after Closing.  The Final Settlement Statement shall set forth the actual proration of the amounts required by this Agreement.  Buyer shall, at Seller’s request, supply reasonable documentation in its or its Affiliates’ possession available to support the actual revenue, expenses and other items for which adjustments are made.  As soon as practicable, and in any event within 45 days after receipt of the Final Settlement Statement, Seller shall return a written report containing any proposed changes to the Final Settlement Statement and an explanation of any such changes and the reasons therefor (the “Dispute Notice”).  If the Final Purchase Price set forth in the Final Settlement Statement is mutually agreed upon by Seller and Buyer, the Final Settlement Statement and the Final Purchase Price, shall be final and binding on the Parties.

3.6           Disputes.  If Seller and Buyer are unable to resolve the matters addressed in the Dispute Notice, each of Buyer and Seller shall within 14 Business Days after the delivery of such Dispute Notice, summarize its position with regard to such dispute in a written document and submit such summaries to Ernst & Young LLP in Dallas, Texas, or such other Person as may be selected pursuant to this Section (the “Accounting Arbitrator”), together with the Dispute Notice, the Final Settlement Statement and any other documentation such Party may desire to submit.  The Accounting Arbitrator shall also be furnished with a copy of this Agreement.  Should Ernst & Young LLP fail or refuse to agree to serve as Accounting Arbitrator within 20 days after receipt of a written request from any Party to serve, the Parties shall request Deloitte & Touche LLP to serve as Accounting Arbitrator.  Should Deloitte & Touche LLP fail or refuse to agree to serve as Accounting Arbitrator within 20 days after receipt of a written request from any Party to serve, and should the Parties fail to agree in writing on another replacement Accounting Arbitrator within 10 days after the end of that 20 day period, or should no replacement Accounting Arbitrator agree to serve within 60 days after the original written request pursuant to this Section, the Accounting Arbitrator shall be appointed by the Dallas office of the American Arbitration Association.  Within 20 Business Days after receiving the Parties’ respective submissions, the Accounting Arbitrator shall render a decision choosing either Seller’s position or Buyer’s position with respect to each matter addressed in any Dispute Notice, whichever is most accurate based on the terms of this Agreement and the materials described above.  Any decision rendered by the Accounting Arbitrator pursuant hereto shall be final, conclusive and binding on Seller and Buyer and will be enforceable against any of the Parties in any court of competent jurisdiction.  The Accounting Arbitrator shall act as an expert for the limited purpose of determining the specific disputed aspects of the Final Settlement Statement submitted by any Party and may not award damages, interest, or penalties to any Party with respect to any matter.  The costs of such Accounting Arbitrator shall be borne one-half by Buyer and one-half by Seller.

3.7           Adjustment for Final Settlement Statement.  Subject to adjustments for revenues and expenses paid by the Parties pursuant to Sections 2.3(b) and 2.3(c), any difference in the Adjusted Purchase Price as paid at Closing pursuant to the Preliminary Settlement Statement and the Final Purchase Price as determined pursuant to Section 3.5 or Section 3.6 shall be paid, together with interest from the Closing Date to the date of payment at a rate equal to the one month London Inter-Bank Offer Rate (as published in the Wall Street Journal) plus an additional 2.5 percentage points (or, if such rate is contrary to any applicable usury Law, the maximum rate permitted by such applicable Law), by the owing Party within 10 days of final determination hereunder to the owed Party.  All amounts paid pursuant to this Section 3.7 shall be delivered in United States currency by wire transfer of immediately available funds to the account specified in writing by the relevant Party.

3.8           Allocated Values.  The “Allocated Value” for any Asset equals the portion of the unadjusted Purchase Price allocated to such Asset on Schedule 3.8 (a) adjusted on a TX/LA Property by TX/LA Property basis by the adjustments provided in Sections 3.3(b)(ii) and (b) on a pro rata basis by the adjustments provided in Section 3.3, other than Section 3.3(b)(ii), provided that, for purposes of calculating adjustments to the Purchase Price and sending notices to preferential right holders as provided herein, the “Allocated Value” shall be the unadjusted Purchase Price allocated to each Asset in Schedule 3.8.

3.9           Additional Consideration.   If EXCO, EXCO Parent or any Affiliate of EXCO (other than MLP LLC or any subsidiary of MLP LLC) directly or indirectly Transfers, at any time during the period from and after the Execution Date until 36 months after the Closing Date, to MLP LLC or any other Person that is not a wholly-owned direct or indirect subsidiary of EXCO Parent, all or a portion of the Assets (or an interest in this Agreement, if such Transfer occurs prior to Closing), then EXCO shall pay, within 5 Business Days following the closing of such sale or transfer, in cash, 75% of the Excess Cash Price, if any; provided that, (i) if such Transfer is not a Cash Transfer, (ii) is accomplished pursuant to a package sale including any material properties other than the Assets or by Change of Control, or (iii) is not an Arm’s Length Transaction, then EXCO shall provide to Seller an estimate of the Cash Value of the applicable Assets (as determined based upon commercial considerations in effect at the date of such estimate), along with detailed information and documentation explaining Seller’s calculation of such Cash Value.  If Seller objects to such Cash Value calculation, Seller must provide notice to EXCO within 30 days of receiving the Cash Value notice, which such notice must contain the Cash Value that Seller believes is correct and providing any supporting information that it believes is helpful, in which case: (I) the applicable Cash Value shall be determined by an expert in accordance with Section 14.15, (II) the expert shall choose between the Cash Value provided by EXCO in the initial sale notice to Seller and the Cash Value provided by Seller in its objection notice, (III), the Excess Cash Price shall be calculated using the Cash Value determined by such expert, and (IV), the amount owing under this Section shall be payable within 5 Business Days after the expert’s determination.  With respect to any portion of Assets so sold by EXCO, EXCO Parent or any Affiliate of EXCO (other than MLP LLC or any subsidiary of MLP LLC), this Section 3.9 shall only apply to the initial Transfer after Closing of such portion of the Assets by EXCO, EXCO Parent or an Affiliate of EXCO (other than MLP LLC or any subsidiary of MLP LLC) to a Person other than a wholly-owned direct or indirect subsidiary of EXCO Parent and shall not apply to any later sale, regardless of when such sale occurs; provided that, if the initial acquiror of such portion of the Assets from EXCO, EXCO

Parent or any Affiliate of EXCO (other than MLP LLC or any subsidiary of MLP LLC) resells any such Assets directly to EXCO, EXCO Parent or an Affiliate of EXCO (other than MLP LLC or any subsidiary of MLP LLC), then this Section 3.9 shall continue to apply to such Assets until 36 months after the Closing Date (subject again to the provisions of this sentence).   Notwithstanding anything to the contrary in this Section 3.9, if EXCO assigns this Agreement to MLP LLC pursuant to Section 14.3, such assignment and the subsequent contribution to EXCO/HGI Production Partners, LP under the UPCA shall be considered the initial Transfer that is subject to this Section 3.9.    For the avoidance of doubt, this Section 3.9 shall not apply to any Transfer of any Asset by MLP LLC or any of its subsidiaries (it being understood that, to the extent MLP LLC or its subsidiary Transfers Assets to EXCO or any of its Affiliates (other than MLP LLC or its subsidiaries), this sentence shall not limit the applicability of this provision to a subsequent Transfer of such Assets by EXCO or its Affiliates (other than MLP LLC and its subsidiaries)).

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer as follows:

4.1           Organization, Existence.  Seller is a limited liability company duly formed and validly existing under the laws of the State of Delaware.  Seller has all requisite power and authority to own its property (including, without limitation, its interests in the Assets) and to carry on its business as now conducted.

4.2           Authorization.  Seller has full power and authority to enter into and perform this Agreement and the Transaction Documents to which it is a party and the transactions contemplated herein and therein.  The execution, delivery, and performance by Seller of this Agreement have been and at Closing the Transaction Documents to which it is a party will have been duly and validly authorized and approved by all necessary company action on the part of Seller.  This Agreement is, and the Transaction Documents to which Seller is a party when executed and delivered by Seller will be, the valid and binding obligation of Seller and enforceable against Seller in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium, and similar Laws affecting the rights of creditors generally, as well as to principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

4.3           No Conflicts.  Except as disclosed in Schedule 4.3 and assuming the receipt of all consents and the waiver of all preferential purchase rights and MUIs applicable to the transactions contemplated hereby, the execution, delivery, and performance by Seller of this Agreement and the Transaction Documents to which it is a party and the consummation of the transactions contemplated herein and therein does not and will not (a) conflict with or result in a breach of any provisions of the organizational documents or other governing documents of Seller, (b) except for Permitted Encumbrances, result in a default or the creation of any Encumbrance or give rise to any right of termination, cancellation, or acceleration under any of the terms, conditions, or provisions of any, note, bond, mortgage, indenture, license, or other material agreement to which Seller is a party or by which Seller or the Assets may be bound (excluding, in each case, any such agreement to which EXCO, MLP LLC or any of their

Affiliates is a party or by which any of their properties are bound) or (c) violate any Law applicable to Seller or any of the Assets, except in the case of clauses (b) and (c) where such default, Encumbrance, termination, cancellation, acceleration or violation would not, individually or in the aggregate, have a Material Adverse Effect.

4.4           Transfer Restrictions.  No portion of the Assets is subject to any preferential right to purchase that would be triggered by the transactions contemplated by this Agreement and that arises under any Applicable Contract (excluding any Applicable Contract to which EXCO, MLP LLC or any of their Affiliates is a party or any of their properties are bound).  No portion of the Assets is subject to any consent to assign that would be triggered by the transactions contemplated by this Agreement and that arises under any Applicable Contract (excluding any Applicable Contract to which EXCO, MLP LLC or any of their Affiliates is a party or any of their properties are bound), except for Customary Post-Closing Consents.  Seller is not a party to any joint operating agreement affecting the Assets (excluding any joint operating agreement to which EXCO, MLP LLC or any of their Affiliates is a party or any of their properties are bound) that contains a maintenance of uniform interest provision or similar provision (collectively, an “MUI”) that would be breached by the consummation of the transactions contemplated by this Agreement.

4.5           Bankruptcy.  There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by or, to Seller’s Knowledge, threatened against Seller or any of its Affiliates that are direct or indirect parents of Seller, and neither Seller nor any of its Affiliates that are direct or indirect parents of Seller is insolvent or generally not paying its debts as they become due.

4.6           Foreign Person.  Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

4.7           Broker’s Fees.  Seller has incurred no liability, contingent or otherwise, for brokers’ or finders’ fees relating to the transactions contemplated by this Agreement or the Transaction Documents for which EXCO, MLP LLC or any of their Affiliates shall have any responsibility.

4.8           Claims and Litigation.  Except (a) notices addressed to EXCO, MLP LLC or any of their Affiliates, or jointly addressed to Seller (or any of Seller’s Affiliates) and to EXCO, MLP LLC (or any of their Affiliates), (b) proceedings threatened against EXCO, MLP LLC (or any of their Affiliates) or threatened against both Seller (or any of Seller’s Affiliates) and EXCO, MLP LLC (or any of their Affiliates), (c) proceedings against EXCO, MLP LLC (or any of their Affiliates) or against both Seller (or any of Seller’s Affiliates) and EXCO, MLP LLC (or any of their Affiliates), and (d) active or threatened claims or proceedings between Seller (or any of Seller’s Affiliates), on the one hand, and EXCO, MLP LLC (or any of their Affiliates), on the other hand: (i) Seller has not received any written claim for breach of contract, tort, or violation of Law, (ii) Seller has not received written notice of any investigation, suit or action by any Person, and (iii) there are no legal, administrative or arbitration proceedings, (in each case) pending, or to Seller’s Knowledge, threatened in writing against Seller with respect to its ownership of the Assets or that, as of the date hereof, would have a material adverse effect upon the ability of Seller to consummate the transactions contemplated by this Agreement.

4.9           No Conveyances.  Seller has not transferred, assigned or, except with respect to Permitted Encumbrances, voluntarily encumbered the Assets or any portion thereof since acquiring them.

4.10           Partnerships; Taxes.

(a)          None of Seller’s interest in the Assets is subject to tax partnership reporting for federal income tax purposes other than any such tax partnerships with EXCO, MLP LLC or any of their Affiliates.  None of Seller’s interest in the Assets are deemed by agreement or applicable Law to be held by a partnership for federal tax purposes, other than any such partnerships with EXCO, MLP LLC or any of their Affiliates and, to the extent any of the Assets are deemed by agreement or applicable Law to be held by a partnership for federal tax purposes (other than any such partnerships with EXCO, MLP LLC or any of their Affiliates), each such partnership has or shall have in effect an election under Section 754 of the Code.

(b)          All Taxes owed by Seller and all Taxes with respect to the Assets that have become due and payable (in each case excluding Taxes that EXCO, MLP LLC or any of their Affiliates have the obligation to pay under any agreements between Seller or any of its Affiliates and EXCO, MLP LLC or any of their Affiliates) have been timely and properly paid.  There are no liens for Taxes (excluding Taxes that EXCO, MLP LLC or any of their Affiliates have the obligation to pay under any agreements between Seller or any of its Affiliates and EXCO, MLP LLC or any of their Affiliates) on any of the Assets, except for Permitted Encumbrances.  All Tax Returns required to be filed with respect to the Assets have been timely filed, and all such Tax Returns were correct and complete in all material respects (in each case excluding Tax Returns that EXCO, MLP LLC or any of their Affiliates have the obligation to complete and/or file under any agreements between Seller or any of its Affiliates and EXCO, MLP LLC or any of their Affiliates).  No action, suit, taxing authority proceeding or audit related to Taxes is now in progress or pending against the Seller or with respect to any Assets (excluding any such action, suit, proceeding or audit also involving EXCO, MLP LLC or any of their Affiliates), and Seller has not received written notice of any pending claim against it from any applicable taxing authority for assessment of any Taxes (excluding any notice also received by EXCO, MLP LLC or any of their Affiliates).

4.11           Applicable Contracts.  Schedule 4.11 sets forth a list of all Applicable Contracts, except for Applicable Contracts with respect to which EXCO, MLP LLC or any of their Affiliates is a party or is bound or by which any of their properties are bound.

ARTICLE V
BUYER’S REPRESENTATIONS AND WARRANTIES

Buyer represents and warrants to Seller the following:

5.1           Organization; Existence.  Buyer is duly formed, validly existing and in good standing under the laws of the state of its formation and has all requisite power and authority to own its property and to carry on its business as now conducted.

5.2           Authorization.  Buyer has full power and authority to enter into and perform this Agreement and the Transaction Documents to which it is a party and the transactions contemplated herein and therein.  The execution, delivery, and performance by Buyer of this Agreement have been and at Closing the Transaction Documents to which it is a party will have been duly and validly authorized and approved by all necessary action on the part of Buyer.  This Agreement is, and the Transaction Documents to which Buyer is a party when executed and delivered by Buyer will be, the valid and binding obligation of Buyer and enforceable against Buyer in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium, and similar laws affecting the rights of creditors generally, as well as to principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

5.3           No Conflicts.  Assuming the receipt of all consents and the waiver of all preferential purchase rights and MUIs applicable to the transactions contemplated hereby, the execution, delivery, and performance by Buyer of this Agreement and the Transaction Documents to which it is a party and the consummation of the transactions contemplated herein and therein will not (a) conflict with or result in a breach of any provisions of the organizational or other governing documents of Buyer, (b) result in a default or the creation of any Encumbrance or give rise to any right of termination, cancellation, or acceleration under any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, license, or other material agreement to which Buyer is a party or by which Buyer or any of its property may be bound or (c) violate any Law applicable to Buyer or any of its property, except in the case of clauses (b) and (c) where such default, Encumbrance, termination, cancellation, acceleration or violation would not, individually or in the aggregate, have a material adverse effect upon the ability of Buyer to consummate the transactions contemplated by this Agreement.

5.4           Bankruptcy.  There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by or, to Buyer’s knowledge, threatened against Buyer, and Buyer is not insolvent or generally not paying its debts as they become due.

5.5           Accredited Investor.  Buyer is an “accredited investor,” as such term is defined in Regulation D of the Securities Act of 1933, as amended, and will acquire the Assets for its own account and not with a view to a sale or distribution thereof in violation of the Securities Act of 1933, as amended, and the rules and regulations thereunder, any applicable state blue sky Laws or any other applicable securities Laws.

5.6           Broker’s Fees.  None of EXCO, MLP LLC, or any of their Affiliates have incurred any liability, contingent or otherwise, for brokers’ or finders’ fees relating to the transactions contemplated by this Agreement or the Transaction Documents for which Seller or Seller’s Affiliates shall have any responsibility.

5.7           Claims and Litigation.  (a) Buyer has not received any written claim for breach of contract, tort or violation of Law, (b) Buyer has not received written notice of any investigation, suit or action by any Person, and (c) there are no legal, administrative, or arbitration proceedings, (in each case) pending, or to Buyer’s knowledge, threatened in writing against Buyer, or to which Buyer is a party, that would have a material adverse effect upon the ability of Buyer to consummate the transactions contemplated by this Agreement.

5.8           Financing.  Buyer has, or as of the Closing Date shall have, sufficient funds with which to pay the Purchase Price and consummate the transactions contemplated by this Agreement.

5.9           Independent Evaluation.  Buyer is sophisticated in the evaluation, purchase, ownership and operation of oil and gas properties and related facilities.  Except for Buyer’s reliance on Seller’s representations and warranties contained in Article IV and Seller’s covenants contained in Article VI, in making its decision to enter into this Agreement and to consummate the transaction contemplated herein, Buyer (a) has relied or shall rely solely on its own independent investigation and evaluation of the Assets and the advice of its own legal, tax, economic, environmental, engineering, geological and geophysical advisors and the express provisions of this Agreement and not on any comments, statements, projections or other materials made or given by any representatives or consultants or advisors engaged by Seller, and (b) has satisfied or shall satisfy itself through its own due diligence as to the environmental and physical condition of and contractual arrangements and other matters affecting the Assets.

ARTICLE VI
CERTAIN AGREEMENTS

6.1           Conduct of Business.  Except as set forth in Schedule 6.1 or as expressly contemplated by this Agreement or as expressly consented to in writing by Buyer, Seller agrees that from and after the date hereof until Closing, Seller will:

(a)          give written notice to Buyer as soon as is practicable (but within 5 Business Days) of any written notice received or given by Seller or any of Seller’s Affiliates (and not received or given by EXCO, MLP LLC or any of their Affiliates) with respect to (i) any alleged material breach of any TX/LA Lease or Applicable Contract, (ii) any action to alter, terminate, rescind or procure a judicial reformation of any TX/LA Lease or Applicable Contract or (iii) notice in writing of any new claim for damages or any new investigation, suit, action or litigation with respect to the Assets;

(b)          except in connection with an emergency or in connection with an AFE proposed or previously approved by EXCO, MLP LLC or any of their Affiliates, not propose or approve any operation on the Assets without Buyer’s prior consent; provided that, to the extent that an AFE is not received or given by EXCO, MLP LLC or any of their Affiliates, Seller shall forward same to Buyer as soon as reasonably practicable following receipt thereof and Buyer shall review and respond to same in writing to Seller within 5 Business Days of its receipt thereof (or within such lesser time as is required under the terms of the applicable Third Party agreement and stated in Seller’s notice, but in no event less than 24 hours after receipt) and if Buyer does not approve or reject any such AFE within such time period, Buyer shall be deemed to have responded to same in the same manner as Seller (or its Affiliate) elects to vote;

(c)          except to the extent that EXCO, MLP LLC or any of their Affiliates is also a party to such Applicable Contract, not enter into, or permit any of its Affiliates to enter into, any Contract that would be an Applicable Contract, and, except to the extent that EXCO, MLP LLC or any of their Affiliates is also a party to such Applicable Contract and waives or amends the same material right under or terminates such Applicable Contract, not amend, waive any material right under or terminate (other than by failing to renew an existing term), or permit any of its Affiliates to amend, waive any material right under or terminate (other than by failing to renew an existing term), any Applicable Contract;

(d)          not transfer, sell, mortgage, pledge, encumber  or dispose of (or permit any Affiliates to do any of the foregoing) any portion of the Assets other than the sale and/or disposal of Hydrocarbons in the ordinary course of business and sales of equipment that is no longer necessary in the operation of the Assets or for which replacement equipment of equal or greater value has been obtained;

(e)          not grant or create any preferential right to purchase, right of first opportunity or other transfer restriction or requirement with respect to the Assets;

(f)          not agree, whether in writing or otherwise, to do any of the things Seller has agreed not to do in Section 6.1(b) through 6.1(e).

ARTICLE VII
BUYER’S CONDITIONS TO CLOSING

The obligations of Buyer to consummate the transactions provided for herein are subject, at the option of Buyer, to the fulfillment on or prior to the Closing of each of the following conditions:

7.1           Representations.  The representations and warranties of Seller set forth in Article IV shall be true and correct in all material respects (other than those representations and warranties of Seller that are qualified by materiality, which shall be true and correct in all respects) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date).

7.2           Performance.  Seller shall have materially performed or complied with all obligations, agreements, and covenants contained in this Agreement as to which performance or compliance by Seller is required prior to or at the Closing Date.

7.3           No Legal Proceedings.   (i) No injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement shall have been issued and remain in force, (ii) no suit, action or other proceeding by any Governmental Authority seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement, or seeking substantial damages in connection therewith, shall be pending before any Governmental Authority and (iii) no suit, action or other proceeding by any Third Party (other than a Governmental Authority) seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement, or seeking substantial damages in connection therewith, and which would reasonably be expected to result in a material and adverse effect on the Assets, taken as a whole, or the ability of any Party to comply with its obligations under this Agreement and the Transaction Documents, taken as a whole, shall be pending before any Governmental Authority.

7.4           Certain Other Documents.  The Shared Assets Agreement and JDA Amendment shall have been executed by all parties thereto.

7.5           Closing Deliverables.  Seller shall have delivered (or be ready, willing and able to deliver at Closing) to Buyer the documents and other items required to be delivered by Seller under Section 9.3.

ARTICLE VIII
SELLER’S CONDITIONS TO CLOSING

The obligations of Seller to consummate the transactions provided for herein are subject, at the option of Seller, to the fulfillment on or prior to the Closing of each of the following conditions:

8.1           Representations.  The representations and warranties of Buyer set forth in Article V shall be true and correct in all material respects (other than those representations and warranties of Buyer that are qualified by materiality, which shall be true and correct in all respects) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date).

8.2           Performance.  Buyer shall have materially performed or complied with all obligations, agreements, and covenants contained in this Agreement as to which performance or compliance by Buyer is required prior to or at the Closing Date.

8.3           No Legal Proceedings.  (i) No injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement shall have been issued and remain in force, (ii) no suit, action or other proceeding by any Governmental Authority seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement, or seeking substantial damages in connection therewith, shall be pending before any Governmental Authority and (iii) no suit, action or other proceeding by any Third Party (other than a Governmental Authority) seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement, or seeking substantial damages in connection therewith, and which would reasonably be expected to result in a material and adverse effect on the Assets, taken as a whole, or the ability of any Party to comply with its obligations under this Agreement and the Transaction Documents, taken as a whole, shall be pending before any Governmental Authority.

8.4           Certain Other Documents.  The Shared Assets Agreement and JDA Amendment shall have been executed by all parties thereto.

8.5           Closing Deliverables.  Buyer shall have delivered (or be ready, willing and able to deliver at Closing) to Seller the documents and other items required to be delivered by Buyer under Section9.3.

ARTICLE IX
CLOSING

9.1           Date of Closing.  Subject to the terms and conditions stated in this Agreement, the sale by Seller and the purchase by Buyer of the Assets pursuant to this Agreement (the “Closing”) shall occur on March 5, 2013, or if all conditions to Closing in Articles VII or VIII have not yet been satisfied or waived by that date, as soon thereafter as such conditions have been satisfied or waived, or such other date as Buyer and Seller may agree upon in writing.  The date of the Closing shall be the “Closing Date”.

9.2           Place of Closing.  The Closing shall be held at the offices of Latham & Watkins LLP, located at 811 Main Street, Suite 3700, Houston, TX 77002 or such other location as Buyer and Seller may agree upon in writing.

9.3           Closing Obligations.  At the Closing, the following documents shall be delivered and the following events shall occur, the execution of each document and the occurrence of each event being a condition precedent to the others and each being deemed to have occurred simultaneously with the others:

(a)           Seller and Buyer shall execute, acknowledge and deliver the Assignment, in sufficient counterparts to facilitate recording in the applicable counties and parishes, covering the Assets;

(b)           Seller and Buyer shall execute and deliver assignments, on appropriate forms, of state and of federal leases comprising portions of the Assets, if any;

(c)           Seller and Buyer shall execute and deliver an acknowledgement of the Preliminary Settlement Statement;

(d)           Buyer shall deliver to Seller, to the accounts designated by Seller pursuant to Section 3.4, by direct bank or wire transfer in same day funds, the Adjusted Purchase Price, less the amount of the Deposit;

(e)           Each of Seller and the Tax Partnership shall deliver an executed statement described in Treasury Regulation § 1.1445-2(b)(2);

(f)           Seller shall deliver on forms supplied by Buyer and reasonably acceptable to Seller transfer orders or letters in lieu thereof directing all Third Party purchasers of production to make payment to Buyer of proceeds attributable to production from the Assets from and after the Effective Time, for delivery by Buyer to the purchasers of production;

(g)           Seller shall deliver a recordable release of any trust, mortgages, financing statements, fixture filings, security agreements or Encumbrances made by Seller or its Affiliates affecting the Assets;

(h)           Seller and EXCO shall cause the applicable JV Company to execute and deliver and Buyer shall execute and deliver the Moran Royalty Deed;

(i)           [intentionally omitted]; and

(j)           Seller and Buyer shall execute and deliver any other Transaction Documents and other agreements, instruments and documents which are required by other terms of this Agreement to be executed and/or delivered at the Closing.

9.4           Records/Cooperation Regarding Depth Severance.

(a)          In addition to the obligations set forth under Section 9.3 above, within 30 days following the Closing, Seller shall deliver to Buyer possession of the Records.

(b)          From and after Closing, EXCO and BG shall cooperate and work together to cause EXCO’s and its Affiliates’ (and, if applicable MLP LLC’s and its Affiliates’) land management system to reflect the severance of the Shallow Depths (both those previously owned by BG and those previously owned by EXCO) accomplished in accordance with this Agreement and the UPCA, from the Deep Depths owned by BG and EXCO, in each case to the extent that such assets were subject to the JDA immediately prior to such severance.

ARTICLE X
DISCLAIMERS

10.1         Disclaimers.

(a)          EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN THIS AGREEMENT OR THE ASSIGNMENT, (I) SELLER MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS, STATUTORY OR IMPLIED, AND (II) SELLER EXPRESSLY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENT OR INFORMATION MADE OR COMMUNICATED (ORALLY OR IN WRITING) TO BUYER OR ANY OF ITS AFFILIATES, EMPLOYEES, AGENTS, CONSULTANTS OR REPRESENTATIVES (INCLUDING, WITHOUT LIMITATION, ANY OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN PROVIDED TO BUYER BY ANY OFFICER, DIRECTOR, EMPLOYEE, AGENT, CONSULTANT, REPRESENTATIVE OR ADVISOR OF SELLER OR ANY OF ITS AFFILIATES).

(b)          EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE IV OF THIS AGREEMENT AND EXCEPT FOR THE SPECIAL WARRANTY OF TITLE IN THE ASSIGNMENT, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, AS TO (I) TITLE TO ANY OF THE ASSETS, (II) THE CONTENTS, CHARACTER OR NATURE OF ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT, OR ANY ENGINEERING, GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE ASSETS, (III) THE QUANTITY, QUALITY OR  RECOVERABILITY OF HYDROCARBONS IN OR FROM THE ASSETS, (IV) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (V) THE PRODUCTION OF HYDROCARBONS FROM THE ASSETS, (VI) THE MAINTENANCE, REPAIR, CONDITION, QUALITY,

SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS, (VII) THE CONTENT, CHARACTER OR NATURE OF ANY INFORMATION MEMORANDUM, REPORTS, BROCHURES, CHARTS OR STATEMENTS PREPARED BY SELLER OR THIRD PARTIES WITH RESPECT TO THE ASSETS, (VIII) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE TO BUYER OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO AND (IX) ANY IMPLIED OR EXPRESS WARRANTY OF FREEDOM FROM PATENT OR TRADEMARK INFRINGEMENT.  EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN ARTICLE IV OF THIS AGREEMENT, SELLER FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, OF MERCHANTABILITY, FREEDOM FROM LATENT VICES OR DEFECTS, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY ASSETS, RIGHTS OF A PURCHASER UNDER APPROPRIATE STATUTES TO CLAIM DIMINUTION OF CONSIDERATION OR RETURN OF THE PURCHASE PRICE OR CONSIDERATION, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES HERETO THAT BUYER SHALL BE DEEMED TO BE OBTAINING THE ASSETS IN THEIR PRESENT STATUS, CONDITION AND STATE OF REPAIR, “AS IS” AND “WHERE IS” WITH ALL FAULTS OR DEFECTS (KNOWN OR UNKNOWN, LATENT, DISCOVERABLE OR UNDISCOVERABLE), AND THAT BUYER HAS MADE OR CAUSED TO BE  MADE SUCH INSPECTIONS AS BUYER DEEMS APPROPRIATE.

(c)          SELLER HAS NOT AND WILL NOT MAKE ANY REPRESENTATION OR WARRANTY REGARDING ANY MATTER OR CIRCUMSTANCE RELATING TO ENVIRONMENTAL LAWS, THE RELEASE OF MATERIALS INTO THE ENVIRONMENT OR THE PROTECTION OF HUMAN HEALTH, SAFETY, NATURAL RESOURCES OR THE ENVIRONMENT, OR ANY OTHER ENVIRONMENTAL CONDITION OF THE ASSETS, AND NOTHING IN THIS AGREEMENT OR OTHERWISE SHALL BE CONSTRUED AS SUCH A REPRESENTATION OR WARRANTY, AND SUBJECT TO BUYER’S RIGHTS UNDER SECTION 12.2, BUYER SHALL BE DEEMED TO BE TAKING THE ASSETS “AS IS” AND “WHERE IS” WITH ALL FAULTS FOR PURPOSES OF THEIR ENVIRONMENTAL CONDITION AND THAT BUYER HAS MADE OR CAUSED TO BE MADE SUCH ENVIRONMENTAL INSPECTIONS AS BUYER DEEMS APPROPRIATE.

(d)          Seller and Buyer agree that, to the extent required by applicable Law to be effective, the disclaimers of certain representations and warranties contained in this Section 10.1 are “conspicuous” disclaimers for the purpose of any applicable Law.

ARTICLE XI
CASUALTIES; TRANSFER RESTRICTIONS

11.1           Casualty or Condemnation Loss.

(a)          Notwithstanding anything herein to the contrary, from and after the Effective Time if Closing occurs, with respect to the Assets, Buyer shall assume all risk of loss with respect to production of Hydrocarbons through normal depletion (including watering out of any well, collapsed casing or sand infiltration of any well) and the depreciation of Personal Property due to ordinary wear and tear, in each case, and Buyer shall not assert such matters as any casualty losses hereunder.

(b)          If, after the date of this Agreement but prior to the Closing Date, any portion of the Assets is damaged or destroyed by fire or other casualty or is taken in condemnation or under right of eminent domain, then Buyer shall not as a result be excused from Closing and Seller shall elect by written notice to Buyer prior to Closing either (i) to cause the Assets affected by such casualty or taking to be repaired or restored to at least its condition prior to such casualty or taking, at Seller’s sole cost, as promptly as reasonably practicable (which work may extend after the Closing Date) or (ii) to indemnify Buyer through a document to be delivered at Closing reasonably acceptable to Seller and Buyer against any costs or expenses that Buyer reasonably incurs to repair or restore any Assets affected by such casualty or taking, excluding in each case costs EXCO, MLP LLC or any of their Affiliates incur with respect to the interests they hold in the lands underlying the Assets or properties associated therewith and further excluding any costs for which EXCO, MLP LLC or any of their Affiliates would be solely liable as operator under any applicable operating agreement.  In each case, Seller shall retain all rights to insurance, condemnation awards and other claims against Third Parties with respect to the casualty or taking except to the extent the Parties otherwise agree in writing.

(c)          If any action for condemnation or taking under right of eminent domain is pending or threatened with respect to any Assets or portion thereof after the date of this Agreement, but no taking of such Assets or portion thereof occurs prior to the Closing Date, Buyer shall nevertheless be required to close and Seller, at Closing, shall assign, transfer and set over to Buyer or subrogate Buyer to all of Seller’s right, title and interest (if any) in such condemnation or eminent domain action, including any future awards therein, to the extent (and only to the extent) attributable to the Assets threatened to be taken, except that Seller shall reserve and retain (and Buyer shall assign to Seller) all rights, titles, interests and claims against Third Parties for the recovery of Seller’s costs and expenses incurred prior to the Closing in defending or asserting rights in such action with respect to the Assets.

11.2           Consents to Assign

(a)          Promptly after the date hereof, (i) Buyer and Seller shall agree on a form of consent notices to by delivered to the holders of any consents required to assign the Assets in accordance with the transactions contemplated hereby, and (ii) Buyer shall prepare and send such notices to the holders of any such consents, requesting consents to the Assignment and, if applicable, the transactions contemplated hereby.  Buyer shall use commercially reasonable efforts to cause such consents to be obtained and delivered prior to Closing, provided that Buyer shall not be required to make payments or undertake obligations to or for the benefit of the holders of such rights in order to obtain the consents.  Seller shall cooperate with Buyer in seeking to obtain such consents, provided that Seller shall not be required to make payments or undertake obligations to or for the benefit of the holders of such rights in order to obtain the consents.

(b)          If Buyer fails to obtain a consent contemplated under Section 11.2(a) prior to the Closing and the failure to obtain such consent would cause the termination of an Applicable Contract under the express terms thereof, then, to the extent practicable, (i) Buyer shall continue after Closing to use commercially reasonable efforts to satisfy the consent requirement so that such Applicable Contract can be transferred to Buyer upon receipt of the consent requirement, (ii) the Applicable Contract shall not be transferred to Buyer at Closing and shall be held by Seller for the benefit of Buyer until the consent requirement is satisfied or the Applicable Contract has terminated, and (iii) Buyer shall pay all amounts due thereunder, perform all obligations thereunder and indemnify Seller and its Affiliates against any Liabilities incurred or suffered by Seller or any of its Affiliates as a consequence of Seller remaining a party to such Applicable Contract (in each case, except to the extent any such Liabilities resulted from the gross negligence or willful misconduct of Seller).

(c)          If Buyer fails to obtain a consent contemplated under Section 11.2(a) prior to the Closing and the failure to obtain such consent would cause the termination of a TX/LA Lease under the express terms thereof, then, the affected Asset (and any Assets solely related to such Asset) shall not be transferred pursuant to the Assignment, and the Purchase Price shall be reduced based upon the Allocated Value of such Asset (and any Assets solely related to such Asset).  If any such unsatisfied consent requirement is satisfied prior to the 5th Business Day prior to the date that is 90 days after the Closing Date, a separate closing shall be held within 5 Business Days thereof at which (A) Seller shall convey the affected Assets to Buyer in accordance with this Agreement, and (B) Buyer shall pay to Seller the amount by which the Purchase Price was reduced with respect to such Assets.  If such consent requirement is not satisfied by such date, Seller shall have no further obligation to contribute and convey such Assets to Buyer, and such Assets shall be deemed to be Excluded Assets.

(d)          For any required consent for which the failure to obtain such consent would not cause the termination of an Applicable Contract or a TX/LA Lease under the express terms thereof (a “Soft Consent”), Seller shall convey such Assets affected by such Soft Consent at Closing to Buyer, and Buyer shall be responsible from and after the Closing for any and all Liabilities arising from the failure to obtain such Soft Consent.

(e)          At Seller’s request, Buyer shall provide to Seller copies of all written communication that Buyer sends to, or receives from, holders of consents in accordance with this Section 11.2.

11.3           Preferential Purchase Rights.

(a)          Promptly after the date hereof, (i) Buyer and Seller shall agree on a form of preferential right notice and (ii) Buyer shall prepare and send notices to the holders of any applicable preferential rights to purchase that are implicated by the transactions contemplated hereby, in compliance with the terms of such rights.  Buyer shall use commercially reasonable efforts to cause waivers of such preferential rights (or, failing a waiver, the exercise thereof) to be obtained and delivered prior to Closing, provided that Buyer shall not be required to make payments or undertake obligations to or for the benefit of the holders of such rights in order to obtain such waivers.  Seller shall cooperate with Buyer in seeking to obtain such waivers (or, failing a waiver, the exercise thereof), provided that Seller shall not be required to make payments or undertake obligations to or for the benefit of the holders of such rights in order to obtain such waivers. Unless contradicted by the express terms of such right, any preferential purchase right must be exercised subject to all terms and conditions set forth in this Agreement, including the successful Closing of this Agreement pursuant to Article IX as to those Assets for which preferential purchase rights (or similar rights) have not been exercised.  The consideration payable under this Agreement for any particular Asset for purposes of preferential purchase right notices shall be the Allocated Value for such Asset, subject to adjustment pursuant to Section 3.3.

(b)          If any preferential right to purchase any Assets is exercised prior to the Closing, the Purchase Price shall be reduced based upon the Allocated Value of such Assets, and the affected Assets (and any Assets solely related to such Assets) shall be deemed to be deleted from Exhibits and Schedules to this Agreement for all purposes.  Seller shall retain the consideration paid by the Third Party.  Should a Third Party fail to exercise its preferential right to purchase as to any portion of the Assets prior to the Closing and the time for exercise or waiver has not yet expired, the affected Assets (and any Assets solely related to such Assets) shall not be transferred to Buyer pursuant to the Assignment and the Purchase Price shall be reduced based upon the Allocated Value of such Assets.  In the event that such Third Party exercises its preferential right to purchase following the Closing, Seller shall have no further obligation to convey such Assets to Buyer, and such Assets shall be deemed to be deleted from the Exhibits and Schedules to this Agreement for all purposes and shall constitute Excluded Assets hereunder.

(c)          If the applicable preferential purchase rights are waived or expire (including based on the failure of a Third Party holder of an exercised preferential purchase right to consummate the purchase of the affected Assets) after Closing but prior to the 5th Business Day prior to the date that is 90 days after the Closing Date, a separate closing shall be held within 5 Business Days thereof at which (i) Seller shall contribute and convey the affected Assets to Buyer in accordance with this Agreement, and (ii) Buyer shall pay to Seller the amount by which the Purchase Price was reduced with respect to such Asset or portion thereof.

(d)          At Seller’s request, Buyer shall provide to Seller copies of all written communication that Buyer sends to, or receives from, holders of preferential rights in accordance with this Section 11.3.

11.4           MUIs

(a)          With respect to each Applicable Contract that contains a MUI, promptly after the date hereof, (i) Buyer and Seller shall agree on a form of MUI waiver notice to by delivered to the holders of any required consents and (ii) Buyer shall prepare and send such notices to any necessary parties under such Applicable Contracts.  Buyer shall use commercially reasonable efforts to cause waivers of such MUIs to be obtained and delivered prior to Closing; provided that Buyer shall not be required to make payments or undertake obligations to or for the benefit of the holders of such rights in order to obtain such waivers.  Seller agrees to use its commercially reasonable efforts to cooperate with Buyer in connection with Buyer’s efforts to obtain waivers of MUIs applicable to the Assets after Closing.

(b)          Seller shall convey the Assets that are affected by a MUI at Closing to Buyer, and Buyer shall be responsible from and after the Closing for any and all Liabilities arising from the failure to obtain such applicable MUI waivers.

(c)          At Seller’s request, Buyer shall provide to Seller copies of all written communication that Buyer sends to, or receives from, counterparties pursuant to obtaining MUI waivers in accordance with this Section 11.3.

ARTICLE XII
ASSUMPTION; SURVIVAL, INDEMNIFICATION

12.1           Assumption by Buyer.  Without limiting Buyer’s rights to indemnity under this Article XII or the special warranty of title under the Assignment, from and after the Closing, Buyer assumes and hereby agrees to fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid or discharged) (a) all obligations and Liabilities, known or unknown, (i) to the extent attributable to the ownership, use or operation of the Assets during the period at or after the Effective Time, and (ii) to the extent attributable to the ownership, use or operation of the Assets during the period prior to the Effective Time, but only, in the case of this clause (ii), to the extent that EXCO (or its Affiliates) had knowledge of such obligations and/or Liabilities as of the Execution Date and Seller (or its Affiliates) did not have knowledge of such obligations and/or Liabilities as of the Execution Date; (b) all obligations to pay working interests, royalties, overriding royalties and other interest owners’ revenues or proceeds attributable to sales of Hydrocarbons produced from the Assets at or after the Effective Time, (c) all obligations to pay the proportionate share attributable to the Assets to perform all obligations applicable to or imposed on the lessee, owner or operator under the TX/LA Leases or under any Applicable Contracts included in the Assets, or as required by any Law, including the payment of all Taxes for which Buyer is responsible hereunder, in each case to the extent such obligations are attributable to the period at or after the Effective Time, and (d) all obligations and Liabilities, known or unknown, regardless of whether such obligations or Liabilities arose prior to, at or after the Effective Time, with respect to (i) furnishing makeup gas and settling Imbalances attributable to the Assets according to the terms of applicable gas sales, processing, gathering or transportation Applicable Contracts, (ii) payment of the proportionate share attributable to the Assets to properly plug and abandon any and all Wells, including temporarily abandoned TX/LA Wells, (iii) payment of the proportionate share attributable to the Assets to dismantle or decommission and remove any property of whatever kind related to or associated with operations and activities conducted by whomever on the Assets, and (iv) payment of the proportionate share attributable to the Assets to abandon, clean up, restore and remediate the premises covered by or related to the Assets in accordance with applicable agreements and Laws (all of said obligations and Liabilities, subject to the exclusions below, herein being referred to as the “Assumed Obligations”); provided, Buyer does not assume any obligations or Liabilities of Seller attributable to the Assets to the extent that they are (a) attributable to any Excluded Liabilities; or (b) Operating Expenses for which Seller is responsible under Section 2.3.

12.2           Indemnities of Seller.  Effective as of the Closing, subject to any limitations set forth in this Article XII, Seller is responsible for, shall pay on a current basis, and hereby defends, indemnifies and holds harmless Buyer and its Affiliates, and all of its and their respective equity holders, partners and members (excluding, in each case, equity holders, partners or members solely by virtue of holding publicly traded shares, units or other interests), and directors, officers, managers, employees, agents and representatives (collectively, “Buyer Indemnified Parties”) from and against any and all Liabilities, arising from, based upon, related to or associated with:

(a)          any breach by Seller of its representations or warranties contained in Article IV;

(b)          any breach by Seller of its covenants and agreements under this Agreement; or

(c)          any Excluded Liability.

12.3           Indemnities of Buyer.  Effective as of the Closing, Buyer and its successors and assigns shall assume, be responsible for, shall pay on a current basis, and hereby defends, indemnifies, holds harmless and forever releases Seller and its Affiliates, and all of their respective equity holders, partners and members (excluding, in each case, equity holders, partners or members solely by virtue of holding publicly traded shares, units or other interests), and directors, officers, managers, employees, agents and representatives (collectively, “Seller Indemnified Parties”) from and against any and all Liabilities arising from, based upon, related to or associated with:

(a)          any breach by Buyer of its representations or warranties contained in Article V;

(b)          any breach by Buyer of its covenants and agreements under this Agreement; or

(c)          the Assumed Obligations,

but excepting (in each case) Liabilities against which Seller is required to indemnify Buyer under Section 12.2 at the time that the Claim Notice is presented by the Seller Indemnified Party to Buyer.

12.4           Limitation on Liability.

(a)           Seller shall not have any liability for any indemnification under this Agreement unless (i) the individual amount of any Liability for which a Claim Notice is delivered by Buyer to Seller under this Article XII and for which Seller is liable exceeds $75,000, and (ii) the aggregate amount of all Liabilities for which Seller is liable under this Agreement after the application of the provisions of clause (i) above exceeds $1,325,000 and then only to the extent such damages or costs exceed $1,325,000; provided that (A) Seller’s indemnities in Section 12.2(a) for breaches of Sections 4.1, 4.2, 4.3, 4.5 and 4.7, (B) Seller’s indemnities in Section 12.2(b) for breaches of Articles II, III, IX, XI and XIV and Section 6.1(d), and (C) Seller’s indemnities under Section 12.2(c), shall not be limited by this Section 12.4(a).  For purposes of determining whether there has been a breach of any of Seller’s representations and warranties for which Buyer is entitled to indemnification under Section 12.2(a), any dollar or materiality qualifiers in Seller’s representations or warranties shall be disregarded.

(b)           Notwithstanding anything to the contrary contained in this Agreement, Seller shall not be required to indemnify the Buyer for aggregate Liabilities under Sections 12.2(a) and 12.2(b) in excess of $25,000,000; provided that (a) Seller’s indemnities in Section 12.2(a) for breaches of Sections 4.1, 4.2, 4.3, 4.5 and 4.7, and (b) Seller’s indemnities in Section 12.2(b) for breaches of Articles II, III, IX, XI and XIV and Section 6.1(d) shall not be limited by this Section 12.4(b).

(c)           The amount of Liability for which an Indemnified Party is entitled to indemnity under this Article XII shall be reduced by the amount of insurance proceeds actually received by the Indemnified Party or its Affiliates with respect to such Liability (net of any collection costs, and excluding the proceeds of any insurance policy issued or underwritten by the Indemnified Party or its Affiliates).

12.5           Express Negligence.  THE INDEMNIFICATION, RELEASE, ASSUMED OBLIGATIONS, WAIVER AND LIMITATION OF LIABILITY PROVISIONS PROVIDED FOR IN THIS AGREEMENT SHALL BE APPLICABLE WHETHER OR NOT THE LIABILITIES, LOSSES, COSTS, EXPENSES AND DAMAGES IN QUESTION AROSE OR RESULTED SOLELY OR IN PART FROM THE GROSS, SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW OF OR BY ANY INDEMNIFIED PARTY.  BUYER AND SELLER ACKNOWLEDGE THAT THIS STATEMENT COMPLIES WITH THE EXPRESS NEGLIGENCE RULE AND IS CONSPICUOUS.

12.6           Exclusive Remedy.  Notwithstanding anything to the contrary contained in this Agreement, from and after Closing, Sections 12.2 and 12.3 contain the Parties’ exclusive remedy against each other with respect to breaches of the representations, warranties, covenants and agreements of the Parties contained in Articles IV, V and VI.  Except for (a) the remedies contained in this Article XII, (b) any other remedies available to the Parties at Law or in equity for breaches of provisions of this Agreement other than Articles IV, V and VI and (c) the remedies available at Law or in equity in connection with any other document delivered by a Party in connection with the transactions contemplated hereby, from and after Closing, Seller and Buyer each releases, remises, and forever discharges the other and its Affiliates and all such Persons’ equity holders, partners, members, officers, directors, employees, agents, advisors and representatives from any and all Liabilities in Law or in equity, known or unknown, which such Parties might now or subsequently may have, based on, relating to or arising out of this Agreement or the transactions contemplated hereby.  Except for the remedies contained in (i) Sections 12.2 and 12.3, (ii) any other remedies available at Law or in equity for breaches of the provisions of this Agreement other than Articles IV, V and VI and (iii) the remedies available at Law or in equity in connection with any other document delivered by a Party in connection with the transactions contemplated hereby, effective as of Closing, each Party, on its own behalf and on behalf of its Affiliates, hereby releases, remises and forever discharges the other Party and its Affiliates and all such Persons’ equity holders, partners, members, directors, officers, employees, agents and representatives from any and all Liabilities in Law or in equity, known or unknown, which such Persons might now or subsequently may have, based on, relating to or arising out of the ownership, use or operation of the Assets prior to the Closing, or the condition, quality, status or nature of the Assets prior to the Closing, including rights to contribution under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, breaches of statutory or implied warranties, nuisance or other tort actions, rights to punitive damages, common law rights of contribution, and rights under insurance maintained by either Party or any of its Affiliates.  Notwithstanding anything to the contrary herein, this Section 12.6 shall not release any Party (including EXCO and EXCO Parent) from any liability under the JDA or in connection with the claims and counterclaims in the arbitration proceedings between BG and EXCO relating to EXCO’s unused firm transportation deductions from BG’s working interest proceeds of production from the Assets.

12.7           Indemnification Procedures.  All claims for indemnification under Sections 12.2 and 12.3 shall be asserted and resolved as follows:

(a)          For purposes of this Article XII, the term “Indemnifying Party” when used in connection with particular Liabilities shall mean the Party having an obligation to indemnify another Party or Person(s) with respect to such Liabilities pursuant to this Article XII, and the term “Indemnified Party” when used in connection with particular Liabilities shall mean the Party or Person(s) having the right to be indemnified with respect to such Liabilities by a Party pursuant to this Article XII.

(b)          To make a claim for indemnification under Sections 12.2 or 12.3, an Indemnified Party shall notify the Indemnifying Party of its claim under this Section 12.7, including the specific details of and specific basis under this Agreement for its claim (the “Claim Notice”).  In the event that the claim for indemnification is based upon a claim by a Third Party against the Indemnified Party (a “Claim”), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual knowledge of the Claim and shall enclose a copy of all papers (if any) served with respect to the Claim; provided that the failure of any Indemnified Party to give notice of a Claim as provided in this Section 12.7 shall not relieve the Indemnifying Party of its obligations under Sections 12.2 or 12.3 (as applicable) except to the extent such failure results in insufficient time being available to permit the Indemnifying Party to effectively defend against the Claim or otherwise materially prejudices the Indemnifying Party’s ability to defend against the claim.  In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement that was inaccurate or breached.

(c)          In the case of a claim for indemnification based upon a Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its obligation to defend the Indemnified Party against such Claim at the sole cost and expense of the Indemnifying Party.  The Indemnified Party is authorized, prior to and during such 30 day period, at the expense of the Indemnifying

Party, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.

(d)          If the Indemnifying Party admits its obligation to indemnify a Claim, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Claim.  The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof.  If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate in contesting any Claim which the Indemnifying Party elects to contest.  The Indemnified Party may participate in, but not control, at its own expense, any defense or settlement of any Claim controlled by the Indemnifying Party pursuant to this Section 12.7(d) (provided, however, that the Indemnified Party shall not be required to bring any counterclaim or cross-complaint against any Person).  An Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle any Claim or consent to the entry of any judgment with respect thereto which does not result in a final resolution of the Indemnified Party’s Liability in respect of such Claim (including, in the case of a settlement, an unconditional written release of the Indemnified Party from all Liability in respect of such Claim) or (ii) settle any Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).

(e)          If the Indemnifying Party does not admit its obligation to indemnify and bear all expenses associated with a Claim or admits its obligation to indemnify and bear all expenses associated with a Claim but fails to diligently prosecute or settle the Claim, then the Indemnified Party shall have the right to defend against the Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party’s choosing, subject to the right of the Indemnifying Party to admit its obligation to indemnify and bear all expenses associated with a Claim and assume the defense of the Claim at any time prior to settlement or final determination thereof.  If the Indemnifying Party has not yet admitted its obligation to indemnify and bear all expenses associated with a Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option for 10 days following receipt of such notice to (i) admit in writing its obligation to indemnify and bear all expenses associated with a Claim and (ii) if such obligation is so admitted, reject, in its reasonable judgment, the proposed settlement.  If the Indemnified Person settles any Claim without the written consent of the Indemnifying Party after the Indemnifying Party has timely admitted its obligation in writing and assumed the defense of a Claim, the Indemnified Party shall be deemed to have waived any right to indemnity therefor.

(f)          In the case of a claim for indemnification not based upon a Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to (i) cure the Liabilities complained of, (ii) admit its obligation to indemnify for and bear all expenses associated with such Liability or (iii) dispute the claim for such Liabilities.  If the Indemnifying Party does not notify the Indemnified Party within such 30 day period that it has cured the Liabilities or that it disputes the claim for such Liabilities, the amount of such Liabilities shall conclusively be deemed a liability of the Indemnifying Party hereunder.

12.8           Survival.

(a)          The representations and warranties of the Parties in Articles IV and V and the covenants and agreements of the Parties in Sections 6.1 and 9.4 shall survive the Closing for a period of 12 months.  Subject to the foregoing and as set forth in Section 12.8(b), the remainder of this Agreement shall survive the Closing without time limit. Representations, warranties, covenants and agreements shall be of no further force and effect after the date of their expiration, provided that there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such a representation, warranty, covenant or agreement prior to its expiration date.

(b)          The indemnities in Sections 12.2(a), 12.2(b), 12.3(a) and 12.3(b) shall terminate as of the termination date of each respective representation, warranty, covenant or agreement that is subject to indemnification.  Buyer’s indemnities in Section 12.3(c) shall survive the Closing without time limit.  Seller’s indemnities set forth in Section 12.2(c) shall survive the Closing without time limit.  Notwithstanding the foregoing, there shall be no termination of any bona fide claim asserted pursuant the indemnities in Sections 12.2(a) through 12.2(c) or Sections 12.3(a) through 12.3(c) prior to the date of termination for such indemnity.

12.9           Non-Compensatory Damages.  None of the Buyer Indemnified Parties nor Seller Indemnified Parties shall be entitled to recover from Seller or Buyer, or their respective Affiliates, any indirect, consequential, punitive or exemplary damages or damages for lost profits of any kind arising under or in connection with this Agreement or the transactions contemplated hereby, except to the extent any such Party suffers such damages (including costs of defense and reasonable attorney’s fees incurred in connection with defending of such damages) to a Third Party, which damages (including costs of defense and reasonable attorney’s fees incurred in connection with defending against such damages) shall not be excluded by this provision as to recovery hereunder.  Subject to the preceding sentence, Buyer, on behalf of each of the Buyer Indemnified Parties, and Seller, on behalf of each of Seller Indemnified Parties, waive any right to recover punitive, special, exemplary and consequential damages, including damages for lost profits, arising in connection with or with respect to this Agreement or the transactions contemplated hereby.  This section shall not restrict any Party’s right to obtain specific performance or other equitable remedies by way of injunction pursuant to Section 13.2.

12.10           Exclusion of Certain Matters.  Notwithstanding anything to the contrary elsewhere in this Agreement, (a) claims for Operating Expenses shall be exclusively handled pursuant to Sections 2.3 and 3.3 and shall not be subject to this Article XII, and (b) claims with respect to the termination of this Agreement prior to Closing shall be handled exclusively under Article XIII and shall not be subject to this Article XII (other than Section 12.9 which shall apply in all respects).

ARTICLE XIII
TERMINATION, DEFAULT AND REMEDIES

13.1           Right of Termination.  This Agreement and the transactions contemplated herein may be terminated at any time at or prior to Closing:

(a)          by Seller or Buyer if the Closing shall not have occurred on or before April 16, 2013 (the “Termination Date”); or

(b)          by Seller or Buyer upon mutual written consent;

provided, however, that no Party shall have the right to terminate this Agreement pursuant to Section 13.1(a) above if such Party or its Affiliates willfully failed to perform or observe in any material respect its covenants and agreements hereunder.

13.2           Failure to Close and Remedies.  Without prejudice to other rights and remedies that may be available to the non-breaching Party, the Parties agree that, in the event Closing does not occur by the Termination Date as a result of the breach by a Party of any of its covenants or agreements hereunder in any material respect, and provided that such Party’s breach is not caused by a material breach of this Agreement by the other Party, such other Party shall be entitled, at its option, in lieu of terminating this Agreement, to enforce specific performance and other equitable remedies by way of injunction.  Each Party agrees to waive any requirement for the posting of a bond in connection with any such equitable relief in favor of the other Party.

13.3           Effect of Termination.  If the obligation to close the transactions contemplated by this Agreement is terminated pursuant to any provision of Section 13.1 hereof, then, except for the provisions of Sections 1.1, 1.2, 3.2, 4.7, 5.6, 10.1, 12.9, this Section 13.3 and Article XIV (other than Sections 14.2, 14.5, 14.7 and 14.8), this Agreement shall forthwith become void and the Parties shall have no liability or obligation hereunder except and to the extent such termination results from the breach by a Party of any of its covenants or agreements hereunder; provided that if Seller is entitled to retain the Deposit as liquidated damages pursuant to Section 3.2(b), and elects to retain the Deposit pursuant to Section 3.2(b), then such retention shall constitute full and complete satisfaction of any and all damages and remedies Seller may have against Buyer under this Agreement for claims and actions arising at or prior to the termination of this Agreement except for Seller’s remedies for any breach by Buyer of Section 5.6 or Section 14.16.  In the event that such terminations results from the breach by Seller of any of its covenants or agreements hereunder, then in addition to Buyer’s rights pursuant to Section 3.2(c), Buyer shall be entitled to seek the rights and remedies set forth in Section 13.2 or seek all remedies available at Law or in equity and Buyer shall be entitled to recover court costs and attorneys’ fees in addition to any other relief to which Buyer may be entitled.

ARTICLE XIV
MISCELLANEOUS

14.1           Exhibits and Schedules.  All of the Exhibits and Schedules referred to in this Agreement are hereby incorporated into this Agreement by reference and constitute a part of this Agreement.  Each Party and its counsel have received a complete set of Exhibits and Schedules prior to and as of the execution of this Agreement.

14.2           Taxes.

(a)               All required documentary, filing and recording fees and expenses in connection with the filing and recording of the assignments, conveyances or other instruments required to convey title to the Assets to Buyer shall be borne by Buyer.  Buyer shall assume responsibility for, and shall bear and pay, all state sales and use taxes (including any applicable interest or penalties) incurred or imposed with respect to the transactions described in this Agreement.

(b)              Seller shall assume responsibility for, and shall bear and pay, all Asset Taxes assessed with respect to the ownership and operation of the Assets for (i) any period ending prior to the Effective Time and (ii) that portion of any Straddle Period ending prior to the Effective Time.  Buyer shall assume responsibility for, and shall bear and pay, all Asset Taxes assessed with respect to the ownership and operation of the Assets for any period beginning on or after the Effective Time, including that portion of any Straddle Period beginning on or after the Effective Time.  All Asset Taxes levied with respect to the Assets for the Straddle Period shall be allocated between Buyer and Seller based on the number of days of such Straddle Period included in the period ending the day before the Effective Date and the number of days of such Straddle Period included in the period beginning on the Effective Date; provided, however, that in the case of Asset Taxes based on the quantity or value of the production of  Hydrocarbons from the Assets, Seller shall be liable for a portion of such Asset Taxes allocated based on the number of units or value of production actually produced and sold, as applicable, before the Effective Time and the Buyer shall be liable for a portion of such Taxes allocated based on the number of units or value of production actually produced and sold, as applicable, at or after the Effective Time.  To the extent the actual amount of Asset Taxes is not determinable at Closing, Buyer and Seller shall utilize the most recent information available in estimating the amount of Asset Taxes for purposes of Sections 3.3(a)(ii) and 3.3(b)(iii).  In the event the amount of Asset Taxes paid by Buyer or included as an increase to the Purchase Price pursuant to Section 3.3(a)(ii) exceeds Buyer’s share of Asset Taxes, Seller shall promptly pay the amount of such overage to Buyer.  In the event the amount of Asset Taxes paid by Seller or included as a reduction to the Purchase Price pursuant to Section 3.3(b)(iii) exceeds Seller’s share of Asset Taxes, Buyer shall promptly pay the amount of any such overage to Seller.

(c)              Buyer shall timely file or cause to be filed any return with respect to Asset Taxes due after the Effective Time and on or before the Closing Date (a “Pre-Closing Asset Tax Return”) and shall pay any Asset Taxes shown due and owing on such Pre-Closing Asset Tax Return, subject to Buyer’s right of reimbursement for any Asset Taxes for which Seller is responsible under Section 14.2(c).

(d)              Buyer and Seller agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to Taxes, including, without limitation, access to books and records, as is reasonably necessary for the filing of all Tax Returns by any such Party, the making of any election relating to Taxes, the preparation for any audit by any Governmental Authority and the prosecution or defense of any claim, suit or proceeding relating to any Tax, in each case to the extent related to the Assets and/or the transactions contemplated by this Agreement.

(e)              The Adjusted Purchase Price (plus Assumed Obligations, to the extent properly taken into account under the Code), shall be allocated among the Assets in accordance with Section 1060 of the Code and the Treasury regulations promulgated thereunder (and any similar provision of state, local or foreign law, as appropriate) (the “Tax Purchase Price Allocation”).  The Tax Purchase Price Allocation shall be delivered by Buyer to Seller within 30 days after the Final Purchase Price is determined pursuant to Section 3.5 or Section 3.6, for Seller’s approval, which approval shall not be unreasonably withheld.  Seller and Buyer shall work in good faith to resolve any disputes relating to the Tax Purchase Price Allocation.  If Seller and Buyer are unable to resolve any such dispute within 10 days of Buyer’s deliver of the Tax Purchase Price Allocation to Seller, such dispute shall be resolved promptly by a nationally recognized accounting firm acceptable to Buyer and Seller, the costs of which shall be borne equally by Buyer and Seller.  Buyer and Seller shall file all Tax Returns (including, but not limited to, IRS Form 8594) consistent with the Tax Purchase Price Allocation.  Neither Buyer nor Seller shall take any Tax position inconsistent with the Tax Purchase Price Allocation, and neither Buyer nor Seller shall agree to any proposed adjustment to the Tax Purchase Price Allocation by any Governmental Authority without first giving the other Party prior written notice; provided, however, that nothing contained herein shall prevent Buyer or Seller from settling any proposed deficiency or adjustment by any Governmental Authority based upon or arising out of the Tax Purchase Price Allocation, and neither Buyer nor Seller shall be required to litigate before any court any proposed deficiency or adjustment by any Governmental Authority challenging the Tax Purchase Price Allocation.

(f)               EXCO and BG agree that the tax partnership memorialized in Exhibit G to the JDA (the “Tax Partnership”) will be considered to have disposed of the Assets.  The parties agree that this disposition will be treated as a sale by the Tax Partnership to EXCO of the Assets for the Adjusted Purchase Price.  The Tax Partnership will allocate the book gain or loss from the sale of the Assets between BG and EXCO in accordance with their respective Participating Interests (as such term is defined in the agreement of the Tax Partnership).  To the extent not subject to a mandatory allocation under Code Section 704(c), tax gain or loss will be allocated to match the book gain or loss in a manner consistent with past practice under the agreement of the Tax Partnership.  All consideration received by BG as a result of this Agreement will be deemed to have been distributed by the Tax Partnership to BG following the Tax Partnership’s disposition of the Assets. Also in connection with the sale of the Assets by the Tax Partnership to EXCO as described above, the Tax Partnership will be treated as having made a distribution to EXCO of EXCO’s interest in the LA Subject Leases and the TX Subject Leases, in each case, to the extent and only to the extent related to the Shallow Depths, and the assets and liabilities related thereto.

14.3           Assignment.  This Agreement may not be assigned by any Party, in whole or in part, without the prior written consent of the other Party; provided that Buyer shall be entitled to assign its rights and delegate performance of its obligations to MLP LLC by delivering a fully executed version of the Assignment and Assumption Agreement to Seller at least 3 Business Days prior to Closing.  Notwithstanding the foregoing, no assignment or delegation hereunder by EXCO as Buyer shall relieve (a) EXCO as Buyer of any of Buyer’s liability hereunder or (b) EXCO Parent of its obligations and responsibilities pursuant to Section 2.4.

14.4           Preparation of Agreement.  Both Seller and Buyer and their respective counsel participated in the preparation of this Agreement.  In the event of any ambiguity in this Agreement, no presumption shall arise based on the identity of the draftsman of this Agreement.

14.5           Publicity.  Until after Closing, without reasonable prior notice to the other Party, no Party will issue, or permit any agent or Affiliate of it to issue, any press releases or otherwise make, or cause any agent or Affiliate of it to make, any public statements with respect to this Agreement and the transactions contemplated hereby.

14.6           Notices.  All notices and communications required or permitted to be given hereunder shall be in writing and shall be delivered personally, or sent by bonded overnight courier, or mailed by U.S. Express Mail or by certified or registered United States Mail with all postage fully prepaid, or sent by telex or facsimile transmission (provided any such telex or facsimile transmission is confirmed either orally or by written confirmation), addressed to the appropriate Party at the address for such Party shown below or at such other address as such Party shall have theretofore designated by written notice delivered to the Party giving such notice:

   If to Buyer:

EXCO Operating Company, LP
12377 Merit Drive, Suite 1700
Dallas, Texas  75251
Attention:  Rick Hodges, Vice President of Land
Fax:  (214) 706-3424

  With a copy to:

EXCO/HGI JV Assets, LLC
12377 Merit Drive, Suite 1700
Dallas, Texas  75251
Attention:  William L. Boeing, Secretary
Fax:  (214) 706-3409

HGI Energy Holdings, LLC
450 Park Ave., 27th Floor
New York, New York 10022
Attention:  Philip A. Falcone
Omar Asali
Legal Department
Facsimile: 212-906-8559

Andrews Kurth LLP
600 Travis, Suite 4200
Houston, TX 77002
Attention:  David C. Buck
Cheryl S. Phillips
Facsimile:  713-220-4285

   If to Seller:

BG US Production Company, LLC
811 Main Street, Suite 3400
Houston, Texas 77002
Attention:  Asset General Manager, US Lower 48
Fax: 713-599-4250

  With a copy to:

BG US Production Company, LLC
811 Main Street, Suite 3400
Houston, Texas 77002
Attention:  Chris Migura
Fax: 713-599-3794

Any notice given in accordance herewith shall be deemed to have been given when delivered to the addressee in person, or by courier, or transmitted by facsimile transmission during normal business hours, or upon actual receipt by the addressee after such notice has either been delivered to an overnight courier or deposited in the United States Mail, as the case may be.  The Parties may change the address, telephone numbers, and facsimile numbers to which such communications are to be addressed by giving written notice to the other Parties in the manner provided in this Section 14.6.

14.7           Further Cooperation.  After the Closing, Buyer and Seller shall execute and deliver, or shall cause to be executed and delivered from time to time, such further instruments of conveyance and transfer, and shall take such other actions as any Party may reasonably request, to convey and deliver the Assets to Buyer, to perfect Buyer’s title thereto, to accomplish the orderly transfer of the Assets to Buyer in the manner contemplated by this Agreement and to accomplish the transactions contemplated by this Agreement.  If any Party receives monies belonging to the other Party, such amount shall immediately be paid over to the proper Party.  If an invoice or other evidence of an obligation is received by a Party, which is partially an obligation of both Seller and Buyer, then the Parties shall consult with each other, and each shall promptly pay its portion of such obligation to the obligee.  Prior to Closing, Seller shall use its commercially reasonable efforts to obtain all consents burdening Seller or the Assets that are required to permit the assignment of the Assets by Seller to Buyer and the consummation by Seller of the transactions contemplated hereby; provided, however, Seller shall not be required to incur any Liability or pay any money in order to be in compliance with the foregoing covenant.

14.8           Filings, Notices and Certain Governmental Approvals.  Promptly after Closing Buyer shall (a) record the Assignments of the Assets and all state/federal assignments executed at the Closing in all applicable real property records and/or, if applicable, all state or federal agencies, (b) actively pursue Customary Post-Closing Consents from all applicable Governmental Authorities for the assignment of the Assets to Buyer (provided that Seller shall cooperate with Buyer in obtaining such approvals as may be reasonably necessary) and (c)

pursue all other consents and approvals that may be reasonably required in connection with the assignment of the Assets to Buyer and the assumption of the liabilities assumed by Buyer hereunder, that shall not have been obtained prior to Closing (provided that Seller shall cooperate with Buyer in obtaining such other consents and approvals and provided further that Buyer shall not be required to incur any liability to pay any money in order to be in compliance with the foregoing clause (c)).  Buyer obligates itself to take any and all action reasonably required by any Governmental Authority in order to obtain such unconditional approval, including the posting of any and all bonds or other security that may be required in excess of its existing lease, pipeline or area-wide bond.

14.9           Entire Agreement.  THIS AGREEMENT, THE EXHIBITS HERETO, THE TRANSACTION DOCUMENTS, THE JDA AND THE SHARED ASSETS AGREEMENT COLLECTIVELY CONSTITUTE THE ENTIRE AGREEMENT AMONG SELLER AND BUYER PERTAINING TO THE SUBJECT MATTER HEREOF AND SUPERSEDE ALL PRIOR AGREEMENTS, UNDERSTANDINGS, NEGOTIATIONS, AND DISCUSSIONS, WHETHER ORAL OR WRITTEN, OF THE PARTIES PERTAINING TO THE SUBJECT MATTER HEREOF.

14.10         Parties in Interest.  Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the Parties, or their respective related Indemnified Parties hereunder, any rights, remedies, obligations or liabilities under or by reason of this Agreement; provided that only a Party will have the right to enforce the provisions of this Agreement on its own behalf or on behalf of any of its related Indemnified Parties (but shall not be obligated to do so).

14.11         Amendment.  This Agreement may be amended only by an instrument in writing executed by the Parties against whom enforcement is sought.

14.12         Waiver; Rights Cumulative.  Any of the terms, covenants, representations, warranties, or conditions hereof may be waived only by a written instrument executed by or on behalf of the Party waiving compliance.  No course of dealing on the part of Seller or Buyer, or their respective officers, employees, agents, or representatives, nor any failure by Seller or Buyer to exercise any of its rights under this Agreement shall operate as a waiver thereof or affect in any way the right of such Party at a later time to enforce the performance of such provision.  No waiver by any Party of any condition, or any breach of any term, covenant, representation, or warranty contained in this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of any breach of any other term, covenant, representation, or warranty.  The rights of Seller and Buyer under this Agreement shall be cumulative, and the exercise or partial exercise of any such right shall not preclude the exercise of any other right.

14.13         Governing Law; Jurisdiction; Venue; Jury Waiver.  THIS AGREEMENT AND THE LEGAL RELATIONS AMONG THE PARTIES SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, EXCLUDING ANY CONFLICTS OF LAW RULE OR PRINCIPLE THAT MIGHT REFER CONSTRUCTION OF SUCH PROVISIONS TO THE LAWS OF ANOTHER JURISDICTION.  SUBJECT TO SECTION 14.14, ALL OF THE PARTIES HERETO

CONSENT TO THE EXERCISE OF JURISDICTION IN PERSONAM BY THE COURTS OF THE STATE OF TEXAS FOR ANY DISPUTE.  EACH PARTY HERETO WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY DISPUTE.

14.14         Arbitration.

(a)          Any Dispute among the Parties shall be resolved through final and binding arbitration.

(b)          The arbitration shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association  (the “AAA”) in effect at the time the arbitration of the Dispute is initiated (the “AAA Rules”).

(c)          The arbitration shall be conducted by 3 arbitrators and conducted in Dallas, Texas.  Within 30 days of either Party providing notice to the other Party of a Dispute, each of Buyer and Seller shall appoint one arbitrator, and the 2 arbitrators so appointed shall select the third and presiding arbitrator within 30 days following appointment of the second party-appointed arbitrator.  If either Party fails to appoint an arbitrator within the permitted time period or if the Party-appointed arbitrators fail to appoint the presiding arbitrator within the permitted time period, then the missing arbitrator(s) shall be selected by the AAA as appointing authority in accordance with the AAA Rules.  Any arbitrator appointed by the Party-appointed arbitrators or the AAA shall be a member of the Large, Complex Commercial Case Panel of the AAA or a member of the Center of Public Resources Panel of Distinguished Neutrals.  All arbitrators shall be and remain at all times independent and impartial, and, once appointed, no arbitrator shall have any ex parte communications with any of the Parties concerning the arbitration or the underlying Dispute other than communications directly concerning the selection of the presiding arbitrator, when applicable.  All arbitrators shall be qualified by education, training, or experience to resolve the Dispute.  No arbitrator shall have been an employee or consultant to any Party or any of its Affiliates within the 5 year period preceding the arbitration, or have any financial interest in the Dispute.

(d)          All decisions of the arbitral tribunal shall be made by majority vote.  The award of the arbitral tribunal shall be final and binding, subject only to grounds and procedures for vacating or modifying the award under the Federal Arbitration Act.  Judgment on the award may be entered and enforced by any court of competent jurisdiction hereunder.

(e)          Notwithstanding the agreement to arbitrate Disputes in this Section 14.14, any Party may apply to a court for interim measures pending appointment of the arbitration tribunal, including injunction, attachment, and conservation orders.  The Parties agree that seeking and obtaining such court-ordered interim measures shall not waive the right to arbitration.  Additionally, the arbitrators (or in an emergency the presiding arbitrator acting alone in the event one or more of the other arbitrators is unable to be involved in a timely fashion) may grant interim measures including injunctions, attachments, and conservation orders in appropriate circumstances, which measures may be immediately enforced by court order.  Hearings on requests for interim measures may be held in person, by telephone or video conference, or by other means that permit the Parties to present evidence and arguments.  The arbitrators may require any Party to provide appropriate security in connection with such measures.

(f)          The arbitral tribunal is authorized to award costs, attorneys’ fees, and expert witness fees and to allocate them among the Parties.  The award may include interest, at a rate equal to the one month London Inter-Bank Offer Rate (as published in the Wall Street Journal) plus an additional 2.5 percentage points (or, if such rate is contrary to any applicable usury Law, the maximum rate permitted by such applicable Law), from the date of any default, breach, or other accrual of a claim until the arbitral award is paid in full.  The arbitrators may not award indirect, consequential, special or punitive damages.  Unless otherwise directed by the arbitral tribunal, each Party shall pay its own expenses in connection with the arbitration.

(g)          All negotiations, mediation, arbitration, and expert determinations relating to a Dispute (including a settlement resulting from negotiation or mediation, an arbitral award, documents exchanged or produced during a mediation or arbitration proceeding, and memorials, briefs or other documents prepared for the arbitration) are confidential and may not be disclosed by the Parties, their respective Affiliates and each of their respective employees, officers, directors, counsel, consultants, and expert witnesses, except to the extent necessary to enforce any settlement agreement, arbitration award, or expert determination, to enforce other rights of a Party, as required by law or regulation, or for a bona fide business purpose, such as disclosure to accountants, shareholders, or third-party purchasers; provided, however, that breach of this confidentiality provision shall not void any settlement, expert determination, or award.

(h)          Any papers, notices, or process necessary or proper for an arbitration hereunder, or any court action in connection with an arbitration or an award, may be served on a Party in the manner set forth in Section 14.6.

14.15         Expert Determination.  For any decision referred to an expert under this Agreement pursuant to Section 3.9, the Parties hereby agree that such decision shall be conducted expeditiously by an expert selected unanimously by the Parties.  The expert is not an arbitrator of the dispute and shall not be deemed to be acting in an arbitral capacity.  The expert shall not (without the written consent of the Parties) be appointed to act as an arbitrator or as adviser to any Party to an arbitration pursuant to Section 14.14, provided that nothing in this sentence shall preclude any Party from using the expert as a witness regarding the proper conduct of the expert procedure.  The Party desiring an expert determination shall give the other Party written notice of the request for such determination.  If the Parties are unable to agree upon an expert within 10 days after receipt of the notice of request for an expert determination, then, upon the request of any of the Parties, the AAA shall appoint such expert.  The expert, once appointed, shall have no ex parte communications with the Parties concerning the expert determination or the underlying dispute.  All communications between any Party and the expert shall be conducted in writing, with copies sent simultaneously to the other Party in the same manner, or at a meeting to which all Parties have been invited and of which such Parties have been provided at least 5 Business Days’ notice.  Within 30 days after the expert’s acceptance of its appointment, the Parties shall provide the expert with a report containing their proposal for the resolution of the matter and the reasons therefor, accompanied by all relevant supporting information and data.  Within 60 days of receipt of the above-described materials and after receipt of additional information or data as may be required by the expert, the expert shall select the proposal which it finds more consistent with the terms of this Agreement.  The expert may not propose alternate positions or award damages, interest or penalties to any Party with respect to any matter.  The expert’s decision shall be final and binding on the Parties.  Any Party that fails or refuses to honor the decision of an expert shall be in default under this Agreement.

14.16        Expenses.  Except as otherwise specifically provided herein, all fees, costs and expenses incurred by Buyer or Seller in negotiating this Agreement or in consummating the transactions contemplated by this Agreement shall be paid by the Party incurring the same, including legal and accounting fees, costs and expenses.

14.17         Severability.  If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any adverse manner to any Party.  Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

14.18         Counterparts.  This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement.  Any signature hereto delivered by a Party by facsimile transmission shall be deemed an original signature hereto.

[THE NEXT SUCCEEDING PAGE IS THE EXECUTION PAGE]

IN WITNESS WHEREOF, Seller and Buyer have executed this Agreement on the date first above written.

BUYER:

EXCO OPERATING COMPANY, LP

By:	EXCO Partners OLP GP, LLC, its general partner

By:	/s/ William L. Boeing
Name:	William L. Boeing
Title:	Vice President and General Counsel

SELLER:

BG US PRODUCTION COMPANY, LLC

By:	/s/ Michael R. Mott
Name:	Michael R. Mott
Title:	Vice President

Solely for purposes of Section 2.4:

EXCO PARENT:

EXCO RESOURCES, INC.

By:	/s/ William L. Boeing
Name:	William L. Boeing
Title:	Vice President and General Counsel

[Signature Page to Purchase and Sale Agreement]